--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        SHOREWOOD PACKAGING CORPORATION
                           (NAME OF SUBJECT COMPANY)

                        SHOREWOOD PACKAGING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   825229107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ANDREW N. SHORE, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        SHOREWOOD PACKAGING CORPORATION
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                           TELEPHONE: (212) 371-1500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH A COPY TO:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), and the address of the principal executive offices of Shorewood is 277 Park Avenue, New York, New York 10172. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Shorewood (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between Shorewood and The Bank of New York, as Rights Agent.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer by Sheffield, Inc., a Delaware corporation ("Sheffield") and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation ("Chesapeake"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 3, 1999 (the "Schedule 14D-1"), under which Sheffield is offering to purchase all Shares at a price of $17.25 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Chesapeake Offer"). None of Chesapeake, Sheffield or any of their affiliates are affiliated with Shorewood and the Chesapeake Offer was not solicited by Shorewood. As set forth in the Schedule 14D-1, the principal executive offices of Chesapeake and Sheffield are located at 1021 East Cary Street, Richmond, Virginia 23218-2350.

     According to the Schedule 14D-1, the purpose of the Chesapeake Offer is to facilitate the acquisition of a majority of the outstanding Shares as a first step in the acquisition of Shorewood. Chesapeake discloses in the Schedule 14D-1 that it is seeking to enter into negotiations with Shorewood with respect to a merger with Sheffield (the "Proposed Chesapeake Merger") which it intends to consummate, according to the Schedule 14D-1, as soon as practicable after consummation of the Chesapeake Offer or in lieu of the Chesapeake Offer. According to the Schedule 14D-1, upon consummation of the Proposed Chesapeake Merger, each then outstanding Share (other than Shares held by (1) Sheffield or any other direct or indirect owned subsidiary of Chesapeake, (2) in Shorewood's treasury, and (3) by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware, as amended (the "DGCL")) would be converted into the right to receive in cash the price per Share paid by Sheffield pursuant to the Chesapeake Offer.

     According to the Schedule 14D-1, the Chesapeake Offer is subject to the fulfillment of certain conditions, including among other things:

     The Minimum Tender Condition -- there being validly tendered and not withdrawn prior to the expiration of the Chesapeake Offer at least that number of Shares that, together with the Shares beneficially owned by Chesapeake and its subsidiaries, including Sheffield, would represent a majority of all outstanding Shares on a fully diluted basis (i.e., as though all options or other securities convertible into or exercisable or exchangeable for Shares have been so converted, exercised or exchanged) on the date of purchase.

     The Rights Condition -- the Rights having been redeemed by the Board of Directors of Shorewood (the "Shorewood Board"), or Sheffield being satisfied, in its sole discretion, that the Rights are otherwise invalid or inapplicable to the Chesapeake Offer or the Proposed Chesapeake Merger.

     The Section 203 Condition -- Sheffield being satisfied, in its sole discretion, that the provisions of Section 203 restricting certain business combinations are invalid or inapplicable to the acquisition of Shares pursuant to the Chesapeake Offer and the Proposed Chesapeake Merger (by action of the Shorewood Board, the acquisition of a sufficient number of Shares or otherwise).

     The Antitrust Condition -- the expiration or termination, prior to the expiration date of the Chesapeake Offer, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, and any laws of Canada, the European Union, any members state of the European Union, and any other foreign jurisdiction applicable to the acquisition of Shares pursuant to the Chesapeake Offer.

     In addition, according to the Schedule 14D-1, Sheffield will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), pay for, and may delay the acceptance for payment or, subject to any applicable rules and regulations of the SEC, the payment for any tendered Shares, and may terminate the Chesapeake Offer as to any Shares not then paid for, if, in the sole judgment of Sheffield, at or prior to the expiration date of the Chesapeake Offer any one or more of the Minimum Tender Condition, the Rights Condition, the
Section 203 Condition, the Antitrust Condition or any other condition in the Chesapeake Offer has not been satisfied.

     On December 3, 1999, Chesapeake filed a preliminary consent solicitation statement (the "Consent Solicitation Statement") with the SEC, in connection with its plan to solicit written consents from the stockholders of Shorewood (the "Consent Solicitation") to, among other things, remove the current members from the Shorewood Board and replace them with Chesapeake's hand-picked nominees and to repeal each provision of Shorewood's By-laws or amendments thereto adopted subsequent to November 22, 1999. THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF REVOCATIONS OF CONSENTS. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF THE SEPARATE CONSENT REVOCATION STATEMENT (THE "CONSENT REVOCATION STATEMENT") WHICH WAS PRELIMINARILY FILED WITH THE SEC BY SHOREWOOD ON DECEMBER 13, 1999, COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of Shorewood, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as set forth in the response to this Item 3(b) or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of Shorewood, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between Shorewood or its affiliates and (i) Shorewood's executive officers, directors or affiliates, or (ii) Chesapeake or Sheffield, or their respective executive officers, directors or affiliates.

     On June 20, 1985, Marc P. Shore, Kenneth Rosenblum and Charles Kreussling each entered into a non-competition agreement with Shorewood. Each non-competition agreement was entered into as a result of an investment by Shorewood International, Inc. in Shorewood and was further to a stock purchase and redemption agreement between Shorewood and each of Messrs. Shore, Rosenblum and Kreussling. The non-competition agreements restrict each of Messrs. Shore, Rosenblum and Kreussling from competing with Shorewood for five years from the date of their termination of employment with Shorewood; provided that, however, nothing prevents any of them from owning up to 2% of the outstanding stock of any corporation whose shares are publicly traded on a regular basis.

     Kamsky Associates, Inc. ("KAI"), of which Virginia A. Kamsky, a member of the Shorewood Board, is the founder, chief executive officer, chairman and principal stockholder, has been advising Shorewood for approximately three years in connection with the establishment of a manufacturing facility for paperboard folding carton packages in Guangzhou, Guandong Province, China (the "China Business"), pursuant to the terms of a consulting agreement dated effective January 1, 1996 (the "KAI Consulting Agreement"). Shorewood pays KAI a consulting fee of $25,000 per month. Additionally, under the terms of a Profit Participation Agreement between KAI and Shorewood (the "Profit Participation Agreement"), KAI is entitled to receive up to 5% of Shorewood's allocable share (presently 55%) of any "net profits" -- as defined in the agreement -- generated from the operation of the China Business or from any sale of the China Business or Shorewood's interest in the China Business (the "Profit Participation"). Transfer of the Profit Participation is subject to a right of first refusal in favor of Shorewood. KAI may put its Profit Participation rights to Shorewood at any time after three years from the production of the China Business' first commercial product at the then fair market value of such interest, as determined by a mutually agreeable third party appraiser. Under the terms of the Profit Participation, Shorewood is required to exert its reasonable best efforts to cause Ms. Kamsky to be elected to the Board of Directors or other governing body of the operating entity which manages the China Business.

     Shorewood has engaged Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisor in connection with the Chesapeake Offer, the Consent Solicitation and related matters (see Item 5). R. Timothy O'Donnell, a member of the Shorewood Board, is the President and principal stockholder of Jefferson Capital. In addition, Jefferson Capital has served as a financial advisor to Shorewood in connection with other matters. In connection with Jefferson Capital's role as Shorewood's financial advisor with respect to the Queens Transaction (as defined below), Shorewood, in November 1998, paid Jefferson Capital a fee of approximately $1,300,000 and granted Jefferson Capital, effective as of October 30, 1998, a warrant to purchase 50,000 Shares at an exercise price of $16 per Share. The warrant was exercisable in full upon grant and may be exercised by Jefferson Capital for a period of five years from grant. In connection with Jefferson Capital's role as a financial advisor to Shorewood with respect to the purchase of a 51% interest in CD CartonDruck, GmbH ("CD CartonDruck") and the commitment of L5 million to Shorewood EPC Europe, Ltd. ("EPC") (each, a "Europe Transaction"), Shorewood entered into a letter agreement, dated October 18, 1999, with Jefferson Capital pursuant to which Shorewood agreed to compensate Jefferson Capital, as follows: (i) a retainer fee of $100,000, payable upon execution of such agreement, (ii) a warrant to purchase 50,000 Shares at an exercise price of $13 1/2 per share that is exercisable in full for a period of five years from the date of issuance, (iii) $250,000 upon closing of a Europe Transaction, in the case of CD CartonDruck, and $100,000 upon closing of a Europe Transaction, in the case of EPC ( 1/2 of the $100,000 retainer fee to be offset against each such additional cash fee) and (iv) reasonable out-of-pocket expenses (including the reasonable fees and expenses of Jefferson Capital's counsel) incurred by Jefferson Capital. Shorewood has also agreed to indemnify Jefferson Capital for certain liabilities arising in connection with the Europe Transactions, including liabilities under the federal securities laws.

     Shorewood has also retained Jefferson Capital to act as its co-financial advisor in connection with Shorewood's previously announced proposal to acquire Chesapeake (the "Jefferson Capital Letter Agreement I"). Pursuant to the terms of such engagement, Shorewood has agreed to pay Jefferson Capital the following compensation: (i) if an acquisition transaction is consummated, a fee of 0.20% of Shorewood's total enterprise value and (ii) if an acquisition transaction is not consummated, but Shorewood receives a break-up fee, a break-up fee equal to 6% of the break-up fee received by Shorewood. The foregoing fees will be payable upon the occurrence, during the term of the Jefferson Capital Letter Agreement I or within two years of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Jefferson Capital Letter Agreement I or within two years of its termination. The term "acquisition transaction" in the Jefferson Capital Letter Agreement I means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Chesapeake is acquired by, or combined with Shorewood, or (ii) the acquisition, directly, by Shorewood, in a single transaction or a series of transactions, of (A) any of Chesapeake's assets or operations or (B) any outstanding or newly issued shares of Chesapeake's capital stock (or securities convertible into or options or other rights to acquire such capital stock). Under the Jefferson Capital Letter Agreement I, Shorewood has also agreed to reimburse Jefferson Capital for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of its counsel and other consultants and advisors) and to indemnify Jefferson Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Jefferson Capital's engagement by Shorewood.

     There is a stock option agreement (the "Option Agreement"), dated April 17, 1997, between Shorewood and Marc P. Shore, pursuant to which Mr. Shore was granted non-qualified stock options to purchase 150,000 Shares (the "Option Shares") at an exercise price of $18.125 per Share. The exercise period is ten years from the date of the grant. The Option Agreement provides that at any time prior to the tenth anniversary of the grant, Mr. Shore shall have the right to have Shorewood prepare and file a registration statement (and any other necessary documents) with the SEC to comply with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), so as to permit a public sale of the Option Shares (unless to do so would interfere with another material transaction by Shorewood). Furthermore, if at any time Shorewood proposes to register any Shares (with some exceptions as detailed in the Option Agreement) under the Securities Act for sale to the public in an underwritten offering, it will at each such time give written notice to Mr. Shore and, upon Mr. Shore's request within 30 calendar days, Shorewood will use its best efforts to effect the registration of the Option Shares for which the request was made.

     There is a stockholder's and registration rights agreement (the "Stockholder's Agreement"), dated October 30, 1998, between Shorewood and Messrs. Verebay and Kaltman. The Stockholder's Agreement relates to the aggregate of 1,000,000 Shares issued to Messrs. Verebay and Kaltman pursuant to a purchase and sale agreement with Shorewood. The shares received are "restricted securities" under the Securities Act and may be resold without registration only under limited circumstances. There can be no sale, gift or encumbrance of the shares from the date of the Stockholder's Agreement until the second anniversary of the closing date (the "Restricted Period") other than with the Shorewood Board's consent or according to the terms of the agreement. Otherwise, each stockholder shall have full rights as a stockholder, including voting and dividend rights.

     Messrs. Verebay and Kaltman may, at any time after the expiration of the Restricted Period, give Shorewood a written demand for the registration of the unregistered securities held by the stockholder which are not eligible for distribution under Securities Act Rule 144(k) or otherwise under Rule 144. Shorewood shall give written notice to both stockholders under the Stockholder's Agreement and they shall have 30 days to deliver a notice to Shorewood demanding registration of the securities. Shorewood shall then file, within 60 days of receipt of the demand, the appropriate documents with the SEC to effect the registration of the securities. Furthermore, if Shorewood proposes to register securities for its own account, Shorewood shall include in its proposed registration, all registrable securities held by a stockholder if requested by the stockholder within ten days of receipt of notice by Shorewood.

     The Stockholder's Agreement also provides that Messrs. Verebay and Kaltman may designate one member of the Shorewood Board. Upon the expiration of Mr. Verebay's term, if either Mr. Verebay or Mr. Kaltman (i) holds at least 400,000 Shares (subject to adjustment for stock splits and like events) and (ii) is then either employed by Shorewood or subject to a then effective non-competition restriction, that person will be entitled to be included in management's slate of nominees for election to the Shorewood Board at the next meeting. If both of them are so qualified, they shall jointly designate one of them to so serve. Further, under the terms of the Stockholders' Agreement, for so long as Messrs. Verebay and Kaltman own in the aggregate at least 800,000 Shares (subject to adjustment for stock splits and like events), whichever one of Messrs. Verebay and Kaltman is not then serving on the Shorewood Board will, provided he meets certain qualification requirements, be entitled to participate in Shorewood Board meetings as an observer, subject to certain limitations regarding confidentiality. These provisions terminate under various circumstances, including the occurrence of certain types of "capital events" and "change of control" transactions, as defined in the Stockholders' Agreement.

  Employee Severance Plan

     On December 15, 1999, the Shorewood Board, upon the recommendation of the Compensation Committee, adopted a cash-based employee severance plan. Tier 1 employees comprising Messrs. M. Shore and Liebman, as well as 11 Tier 2 employees, including Messrs. Rosenblum, Hogan and A. Shore, and 25 Tier 3 employees are eligible to receive severance benefits in the event of a qualifying termination of their employment on or within two years following a "change in control" (as defined in the severance plan) of Shorewood.

     A qualifying termination of employment under the severance plan means (1) a termination by the employer on or within two years following the date of the change in control by the employer other than for "cause" (as defined in the severance plan) or (2) a termination by the employee for "good reason". A termination for good reason under the severance plan for a Tier 1 employee includes any reason. A termination for good reason under the severance plan for a Tier 2 employee means:

     - a reduction in the Tier 2 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control,

     - the assignment to the Tier 2 employee of duties that in the aggregate are inconsistent with the Tier 2 employee's level of responsibility immediately before the change in control or any decline in the nature or status of the Tier 2 employee's responsibilities from those in effect immediately before the change in control, or

     - the relocation of the Tier 2 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

     A termination for good reason under the severance plan for a Tier 3 employee means:

     - a reduction in the Tier 3 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control, or

     - the relocation of the Tier 3 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will be entitled to receive a cash lump sum severance payment equal to:

     - the sum of his or her annual salary, plus the highest annual bonus received in the three years immediately preceding the change in control, plus the value of contributions made by Shorewood to Shorewood's 401(k) plan on the employee's behalf,

     - multiplied by 3, 2, and 1 for a Tier 1 employee, Tier 2 employee and Tier 3 employee, respectively.

In addition, any payment made to a Tier 1 employee will be fully offset by the amount payable to the employee under his employment agreement upon termination of employment after a change in control.

     A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will also be provided with welfare and fringe benefits as if such employee had continued to be employed by Shorewood for 3, 2 and 1 years for a Tier 1 employee, Tier 2 employee and Tier 3 employee, respectively; provided that, however, benefit continuation shall cease if the employee obtains employment providing substantially similar benefits.

     Under the severance plan, Shorewood is required, if necessary, to make an additional "gross-up payment" to any Tier 1 employee to offset fully the effect of any excise tax imposed on any payments or benefits under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), whether made to such employee under the severance plan or otherwise. The severance plan supersedes the provision in the employment agreement of Messrs. M. Shore and Liebman which reduced any payment thereunder so as to avoid an excess parachute payment and the resulting excise tax. In addition, Shorewood will reduce any payment made to a Tier 2 employee if such employee's after tax position is improved by the reduction of the payment so as to avoid an excess parachute payment and the resulting excise tax.

     In general, Section 4999 of the Code imposes an excise tax on the recipient of any excess parachute payment equal to 20% of that payment. A parachute payment is any payment that is contingent on a change in control. Excess parachute payments consist of the excess of parachute payments over an individual's average taxable compensation received by him from the employer during the five taxable years preceding the year in which the change in control occurs. If the individual has been employed for fewer than five taxable years, the individual's entire period of employment will be used to calculate the excess parachute payment.

     If a change in control of Shorewood were to occur on December 31, 1999, and if each of Messrs. M. Shore, Liebman, Hogan, Rosenblum and A. Shore were to incur a qualifying termination of employment immediately following that date, the approximate amount of the cash severance payment payable to each of these individuals would be $5,689,801 to Mr. M. Shore; $1,810,824 to Mr. Liebman; $537,212 to Mr. Hogan; $575,200 to Mr. Rosenblum; and $527,204 to Mr. A. Shore and the approximate gross-up payment payable to each of Mr. M. Shore and Mr. Liebman would not be expected to exceed $3,612,890 and $1,691,476, respectively.

  Rabbi Trust

     On December 15, 1999, the Shorewood Board authorized Shorewood to enter into a "rabbi trust" agreement to fully secure benefits under the severance plan. The trust agreement provides that Shorewood must contribute to the trust the funds sufficient to fund all of the obligations under the severance plan immediately prior to a change in control. Funds contributed to the trustee in respect of any employee who does not incur a qualifying termination within 2 years following a change in control of Shorewood will be returned to Shorewood.

  Equity-Based Awards

     On December 15, 1999, the Shorewood Board resolved that all equity-based awards granted to employees, directors and independent contractors of Shorewood or any subsidiary of Shorewood which are outstanding immediately prior to a change in control of Shorewood shall become fully vested and, if applicable, exercisable upon a change in control of Shorewood.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) and (b) AS MORE FULLY DESCRIBED BELOW, THE SHOREWOOD BOARD UNANIMOUSLY RECOMMENDS THAT SHOREWOOD STOCKHOLDERS REJECT THE CHESAPEAKE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE CHESAPEAKE OFFER.

BACKGROUND

     Beginning in February 1999, Shorewood began accumulating shares of Chesapeake's common stock solely for investment purposes. The investment was motivated by Shorewood's view that Chesapeake's stock was undervalued at the time.

     On June 4, 1999, Marc P. Shore met in New York City with Thomas H. Johnson, President and Chief Executive Officer of Chesapeake, and two other Chesapeake officials. At this meeting, Mr. Shore advised Mr. Johnson that Shorewood had purchased shares of Chesapeake for investment purposes only.

     Acquisitions of Chesapeake stock continued until July 16, 1999, at which time Shorewood held 809,000 shares of common stock of Chesapeake, with an approximate value of $26,201,646. This represents approximately 4.6% of Chesapeake's outstanding voting securities.

     Mr. Shore met again with Mr. Johnson in New York City on August 17, 1999. Once again, Mr. Shore advised Mr. Johnson that Shorewood's purchase of Chesapeake's stock was only for investment purposes.

     Despite the fact that Chesapeake had announced its intention to do a stock buyback, Chesapeake's stock price did not rise as expected by Shorewood and began to decline, falling from $37 3/8 per share around the end of June 1999 to approximately $30 per share by the end of July 1999. While Chesapeake's stock reached a price of $35 per share in early September, the stock price again declined in September and October 1999, falling to $27 1/2 per share by late October 1999.

     By the latter half of October 1999, Shorewood began to reassess its position respecting Shorewood's holdings of Chesapeake's stock. Shorewood believed that Chesapeake's stock was not likely to rebound because the investment community lacked confidence in Chesapeake. Accordingly, Shorewood began to consider a possible negotiated acquisition of Chesapeake.

     At a meeting of the Shorewood Board on October 26, 1999, the Shorewood Board authorized Shorewood to make an offer to negotiate the acquisition of all of Chesapeake's issued and outstanding common stock for $40 per share.

     On October 26, 1999, Mr. Shore called Mr. Johnson to inform him that a letter would be forthcoming that would contain a proposal by Shorewood to acquire Chesapeake (the "Shorewood Proposal"). During the telephone call, Mr. Johnson, without inquiring as to any of the terms (including price) of the Shorewood Proposal, informed Mr. Shore that Chesapeake was not for sale. Mr. Johnson did, however, acknowledge his responsibility to bring the Shorewood Proposal before Chesapeake's Board of Directors. Later that day, the following letter was sent by Mr. Shore to Mr.
Johnson:

October 26, 1999

STRICTLY CONFIDENTIAL

The Board of Directors
Chesapeake Corporation
1021 East Cary Street
Richmond, VA 23218

ATTENTION: Mr. Thomas H. Johnson, Chief Executive Officer

Dear Tom:

     As you know, you and I have had a number of discussions regarding various business arrangements between Shorewood and Chesapeake. I believe it is in both of our companies' and their respective stockholders' best interest to move these discussions forward. The purpose of this letter is to propose that Shorewood acquire Chesapeake at a substantial premium to your current market value. Shorewood's Board of Directors met today and has authorized transmittal of this proposal to you and your Board.

     Tom, I believe our proposal is a compelling one and would be very exciting for Chesapeake's stockholders, employees, management and customers. We are in a position to make a proposal to acquire Chesapeake at $40 per share in cash which represents a 41% premium to yesterday's closing price and a 38% premium to the 20-day average closing price. This proposal reflects the input of our senior management team, many of whom were part of the Shorewood due diligence team that reviewed our potential acquisition of Field, and it also reflects a thorough review of all publicly available information.

     We have met with our financial advisors and financing sources and believe that financing does not present an issue in this transaction. It would be our expectation that the Board of Directors of Chesapeake would meet to review this letter as soon as possible and authorize exclusive discussions with us. At such time we would be prepared to discuss our financing plan for the transaction with you (and would anticipate that our ultimate agreement to acquire Chesapeake would not be subject to any type of financing condition). Further, we do not believe that any significant obstacles such as anti-trust or other conditions exist.

     We are sensitive to the inherent difficulties faced by you in negotiating this type of transaction in a public forum and are prepared to negotiate confidentiality with you provided that you are prepared to begin these negotiations in an exclusive and expedient fashion intended to result in a transaction with Shorewood.

     We feel that our proposal represents a significant immediate cash premium to Chesapeake stockholders and represents a price that we believe your Board and stockholders should enthusiastically support. We urge you and your fellow directors to give serious consideration to the merits of this transaction and reiterate our willingness to work with you in an expedient and confidential manner intended to serve the interests of the stockholders of Chesapeake Corporation.

     I look forward to your response to this proposal and look forward to working with all of you in achieving this major event for both of our companies and their respective stockholders.

                                          Sincerely,

                                          SHOREWOOD PACKAGING CORPORATION

                                          /s/ Marc P. Shore
                                          --------------------------------------
                                          Marc P. Shore
                                          Chairman of the Board

     On October 29, 1999, Mr. Johnson delivered the following letter to Mr.
Shore:

October 29, 1999

Strictly Confidential

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

     I have received your letter of October 26, 1999.

     As you know, Chesapeake is not for sale. We are in the process of executing our strategy of building a global specialty packaging and merchandising company, which we believe is in the best interests of Chesapeake and its stockholders.

     However, our Board of Directors, consistent with its fiduciary duties, will consider carefully your letter. Completion of the appropriate analysis to give due consideration to your letter and enable our Board to become fully informed will require some time. I will respond to your letter no later than one week from today, or Friday, November 5, 1999.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          --------------------------------------
                                          Thomas H. Johnson
                                          President & Chief Executive Officer

     On November 4, 1999, Mr. Johnson called Mr. Shore to suggest a meeting. At the meeting, on November 10, 1999, Mr. Johnson (i) advised Mr. Shore that Chesapeake was not for sale and that the Chesapeake Board had unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its stockholders, (ii) expressed a willingness to consider acquiring Shorewood at a price of $16.50 per Share in cash and (iii) suggested that, given that Chesapeake was a Virginia corporation, Chesapeake would be a difficult target to be acquired on an unsolicited basis. Mr. Shore stated that Shorewood was not for sale, but that he would communicate the offer to the Shorewood Board.

     Later on November 10, 1999, Mr. Johnson delivered the following letter to Mr. Shore:

November 10, 1999

Strictly Confidential

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

     This letter follows our meeting today to discuss your letter, dated October 26, 1999, in which you suggest a combination between Shorewood Packaging Corporation and Chesapeake Corporation. Our Board of Directors, in consultation with our management, legal, and financial advisors, has reviewed thoroughly your expression of interest and related relevant considerations.

     As I advised you today, our Board of Directors, after careful review, has unanimously determined that the acquisition of Chesapeake by Shorewood, as set forth in your letter, is not in the best interests of Chesapeake and its stockholders and has charged me with firmly and unambiguously rejecting your proposal. Our Board of Directors' firm conviction is that the interests of Chesapeake and its stockholders are best served by continuing to pursue vigorously our current strategic plan as an independent company.

     While we believe that your proposal is not in the best interests of our stockholders, our analysis suggests that a combination of our businesses through an acquisition of Shorewood by Chesapeake would be in the best interests of our respective stockholders, employees, and customers. Towards that end, Chesapeake's Board of Directors has unanimously authorized me to propose that Chesapeake acquire Shorewood at $16.50 in cash per share, representing nearly a 40% premium over Shorewood's closing price yesterday. The transaction we propose can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is, therefore, not subject to a financing condition.

     Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe that the combination of Chesapeake and Shorewood would create one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefitting our customers through one-stop-shopping for complementary products.

     We are prepared to commence immediately good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with our proposal. To date, your letter to us has been kept confidential, and we have reciprocally made our proposal to you on a confidential basis. Should you choose to pursue this matter in the public forum, be assured that we are prepared to pursue aggressively our own objectives.

     We appreciate the obligation of your Board of Directors, which you acknowledged today, to meet and consider our proposal from the standpoint of the best interests of all of your stockholders. Of course, we were disappointed that you stated today that such a meeting would be a very short one. Nevertheless, we hope that your Board will give our proposal serious consideration.

     I look forward to your prompt response.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          --------------------------------------
                                          Thomas H. Johnson
                                          President & Chief Executive Officer

     On November 18, 1999, Mr. Shore delivered the following letter to Mr.
Johnson:

November 18, 1999

Mr. Thomas H. Johnson
President & Chief Executive Officer
Chesapeake Corporation
James Center II
1021 East Cary Street
Box 2350
Richmond, VA 23218

Dear Tom:

     This is in response to the proposal you made at our meeting on November 10, 1999 and in the letter you delivered to me late the same day.

     Our Board of Directors has given due consideration to your proposal and concluded that it is inconsistent with Shorewood's clear and successfully implemented strategic direction and not in the best interests of Shorewood's stockholders. After consulting with our legal and financial advisors, our Board has determined that our stockholders will benefit most if Shorewood continues to position itself as the premier supplier of high end folding cartons to a multinational customer base. Accordingly, I have been authorized to inform you that the Shorewood Board of Directors has unanimously and unequivocally rejected your proposal that we enter into negotiations for the acquisition of Shorewood by Chesapeake.

     Nevertheless, we continue to believe that an acquisition of Chesapeake by Shorewood, at a fair price and a significant premium to Chesapeake's current market value would be a step in the best interests of Chesapeake's stockholders, management, employees and customers. Moreover, we believe that the price of $40 per share, which we have proposed, would be embraced by Chesapeake's stockholders. That price would enable Chesapeake's stockholders to realize a valuation nearly equivalent to their company's all time market high and more than 30% above its current market value.

     Tom, we want to enter into an amicable, albeit arm's length, negotiated transaction with your company. Toward that end, we again propose that your Board authorize you to enter into negotiations with us, so that your stockholders may decide whether the proposal we have made is fair, reasonable and in their best interests. We believe, without having had an opportunity to do any due diligence other than with respect to publicly available documents, that $40 fully values Chesapeake's stock. I trust you will reconsider your position and respond so that we may further our mutual interests.

     Alternatively, we are willing to let Chesapeake's stockholders decide if our proposal is acceptable to them, whether or not your Board endorses the proposal. Therefore, if you and your Board are unwilling to enter into negotiations with us, we request that you remove the existing legal impediments to a Shorewood tender offer so that your stockholders may decide for themselves where their best interests lie.

     As you know, Shorewood has a shareholding in Chesapeake which, based on your most recent published information, is almost 5% of Chesapeake's outstanding common stock. If you make continued progress in your share repurchase program, Shorewood will become a 5% stockholder in your company, even if it does not increase its position. In any event, we believe it appropriate that Chesapeake's stockholders be made aware of the opportunity that Shorewood is seeking to provide and that they, as well as Shorewood's stockholders, be informed of your response to our proposal. To accomplish that, we are issuing the enclosed press release simultaneously with the delivery of this letter.

                                          Cordially,

                                          /s/ Marc P. Shore
                                          --------------------------------------
                                          Marc P. Shore
                                          Chairman and Chief Executive Officer

     Also on November 18, 1999, Shorewood issued the following press release:

                                          CONTACTS:
                                          Shorewood Packaging
                                          Howard Liebman
                                          President & Chief Financial Officer
                                          (212) 371-1500

FOR IMMEDIATE RELEASE

                                          Morgan-Walke Associates
                                          Investors: Robert P. Jones/Stephanie
                                          Prince
                                          Media: Jennifer Kirksey
                                          (212) 850-5600

                    SHOREWOOD PACKAGING CORPORATION PROPOSAL
                           TO CHESAPEAKE CORPORATION

     NEW YORK, NY, November 18, 1999 -- Shorewood Packaging Corporation (NYSE:SWD) announced that Chesapeake Corporation's (NYSE:CSK) Board of Directors has rejected a proposal by Shorewood to enter into negotiations for the acquisition of Chesapeake with cash consideration of $40 per share, a premium of 41% over the market price when the proposal was made, 33% over yesterday's closing price and a valuation nearly equivalent to Chesapeake's all time market high, reached in July 1998, well before it announced its current stock buy-back program.

     Shorewood stated that its proposal had been made to Chesapeake's Board of Directors on October 26, 1999 and rejected by Chesapeake on November 10, 1999. Chesapeake's rejection included a counterproposal that Chesapeake acquire Shorewood for cash consideration of $16.50 a share, a price well below Shorewood's trailing 12 month closing high.

     Shorewood's Board of Directors has rejected the counterproposal as being inconsistent with the company's strategic plan to position itself as the premier supplier of high end folding cartons to a multinational customer base, as well as failing to recognize Shorewood's value and the benefits that would be provided to Chesapeake's customers, employees and stockholders if Shorewood were to acquire Chesapeake.

     Shorewood owned 809,000 Chesapeake shares or 4.62% of Chesapeake as of October 29, 1999, the date of Chesapeake's most recent 10-Q. Shorewood noted that Chesapeake's anti-takeover provisions have the practical effect of disenfranchising Chesapeake's stockholders. For example, Chesapeake's "dead hand poison pill" makes it difficult for Shorewood to present its proposal to Chesapeake's stockholders without the prior approval of Chesapeake's Board of Directors. Accordingly, Shorewood stated, although it is not currently contemplating a tender offer to Chesapeake's stockholders without the prior approval of Chesapeake's Board of Directors, it has requested Chesapeake's Board to redeem the "poison pill". If the "poison pill" and other protective provisions were removed, Shorewood would move promptly to bring its proposal directly to Chesapeake's stockholders. Additionally, together with its financial and legal advisors, Shorewood is considering other alternatives that would enable Chesapeake's stockholders to decide whether $40 a share is a fair price.

     Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

     Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusions of phrases such as "the Company anticipates," "the Company believes" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q.

     Also on November 18, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

     Chesapeake Confirms Proposal to Acquire Shorewood for $16.50 Per Share in Cash

     RICHMOND, Va., Nov. 18/PRNewswire/ -- Chesapeake Corporation (NYSE:
CSK -- news) today confirmed that it made a proposal to acquire Shorewood Packaging Corporation (NYSE: SWD -- news) for $16.50 in cash per share, or in the aggregate, approximately $480 million in equity plus approximately $260 million in debt. This represents nearly a 40% premium over Shorewood's closing price on November 9, 1999, the day prior to Chesapeake's proposal. The transaction can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is not subject to a financing condition.

     Chesapeake noted that the company is prepared to commence immediate good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with its proposal.

     Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe Chesapeake's acquisition of Shorewood would create, under Chesapeake's leadership, one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefitting customers through one-stop shopping for complementary products.

     "We at Chesapeake are continuing to pursue our strategic plan of redeploying our capital into appropriate acquisitions to further our growth and enhance stockholder value. We are currently in discussions with several other attractive acquisition candidates," Mr. Johnson continued.

     "We believe that Shorewood's decision to make public its unsolicited proposal is the latest in a series of ill-conceived actions by Shorewood following Shorewood's unsuccessful attempt to acquire Field Group plc, which Chesapeake acquired in March 1999," concluded Mr. Johnson.

     Chesapeake noted that its board of directors, in consultation with its financial advisors, Goldman, Sachs & Co. and Donaldson Lufkin & Jenrette, and legal advisor, Hunton & Williams, carefully considered Shorewood's unsolicited proposal and unanimously concluded that the proposal is inadequate and not in the best interests of Chesapeake's stockholders.

     Chesapeake also noted that it has referred Shorewood's heretofore-undisclosed accumulation of Chesapeake stock to the Federal Trade Commission, requesting an investigation as to whether Shorewood has violated the Hart-Scott-Rodino Antitrust Improvement Act.

     Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of specialty packaging and point-of-purchase displays. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is http://www.cskcorp.com.

     This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

     On November 22, 1999, Chesapeake issued the following press release, which contained the full text of a letter which was sent on such date by Mr. Johnson to each member of the Shorewood Board:

FOR IMMEDIATE RELEASE

                 CHESAPEAKE SENDS LETTER TO SHOREWOOD DIRECTORS
             Indicates Willingness to Negotiate Price and Structure

(Richmond, VA -- November 22, 1999) Thomas H. Johnson, President and CEO of Chesapeake Corporation (NYSE:CSK), today sent the following letter to each of the directors of Shorewood Packaging Corporation (NYSE:SWD) regarding Chesapeake's proposal to acquire Shorewood for $16.50 per share in cash:

November 22, 1999

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York NY 10172

Ladies and Gentlemen:

     We were disappointed to learn of your rejection of our fully-financed proposal to acquire Shorewood at $16.50 per share, representing a substantial premium to your current market price. We continue to believe that a combination of our businesses under Chesapeake's leadership would be in the best interests of our respective stockholders, employees and customers.

     Your President, Mr. Liebman, was quoted in The Wall Street Journal as saying that you are prepared to consider an offer at the "right price." While we believe that our $16.50 proposal represents a full valuation, we wish to reiterate that we are prepared to commence immediate good faith negotiations regarding our proposal. Our offer is based on publicly available information, and we remain open to the possibility that we may be able to increase our offer with appropriate due diligence and access to your business plan. We also stand ready to discuss alternatives to an all-cash structure that may offer a tax-advantaged alternative for your stockholders.

     Given the importance to your stockholders of our continued interest and our willingness to negotiate price and structure, we are issuing a press release today concerning the subject of this letter.

     We look forward to your prompt response, and to commencing good faith negotiations regarding our proposal.

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          --------------------------------------
                                          Thomas H. Johnson

     Johnson commented that he hoped Shorewood's Board, upon receiving the letter, would realize the promising opportunities that could be created through a combination of the companies under Chesapeake's leadership. "Under our proposal, the combined company would have a strong balance sheet with financial and management capabilities to compete and grow globally. Chesapeake has a proven track record as a global consolidator with successful integration of acquired businesses."

     Johnson continued, "Chesapeake Corporations's international strength is important, because we believe that global consolidation to offer multinational customers one-stop business solutions will drive our business in the next century. Chesapeake has an experienced international management team in place to operate a global packaging and merchandising company."

     Johnson also cited Chesapeake's multiple leadership positions in specialty packaging and merchandising. "Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for colorful, litho-laminated packaging, a leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Our net sales for 1998 were $950.4 million and our net sales for 1999's first three quarters, ending September 30, are $916.8 million. We are clearly in a strong position to make the combination of our two businesses successful."

     Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of a specialty packaging and point-of-purchase displays. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                      ###

     This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

For media relations, call:              For investor relations, call
Molly Remes                             William Tolley/Joel Mostrom
804-697-1110                            804-697-1157/804-697-1147

                          Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                                  212-371-5999

     On November 29, 1999, Shorewood issued the following press release:

                SHOREWOOD PACKAGING CORPORATION ISSUES STATEMENT

     NEW YORK, Nov. 29/PRNewswire/ -- Shorewood Packaging Corporation (NYSE:
SWD -- news) remains committed to its $40 per share cash proposal to acquire Chesapeake. Given the unwillingness of Chesapeake's management and Board of Directors to consider Shorewood's proposal, Shorewood is continuing to explore options to enable Chesapeake's stockholders to consider the Shorewood proposal. Shorewood's proposal of $40 per share is significantly above the consensus one year price target for Chesapeake and also represents a 52-week high for the company.

     Shorewood reiterated that it is not for sale and believes Chesapeake's actions to date are solely in response to the Shorewood premium cash proposal. Shorewood also believes that Chesapeake's actions reflect a reckless disregard for the best interests of their stockholders and do not reflect a careful evaluation of Shorewood or its business. Shorewood noted that it views Chesapeake's proposal to acquire Shorewood for $16.50 per share as grossly inadequate. That price is considerably below Shorewood's 52-week high and vastly below analysts' one-year price target for Shorewood, which range as high as $25 per share.

     Finally, Shorewood noted that an institutional investor has agreed to sell 14.9% of Shorewood to Chesapeake for $17.25 per share. In a call to Shorewood, that investor informed Shorewood that its required regulatory filing will disclose that the institution, which invested in Shorewood at a low-cost basis, retains 100% of the upside with respect to those shares in the event of a sale to Chesapeake at a higher price. Given the terms of this arrangement, Shorewood does not believe the price to be paid by Chesapeake reflects fair value for Shorewood, and believes its own $40 per share offer for Chesapeake to represent superior value.

     Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

     Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusion of phrases such as "the Company anticipates," "the Company believes" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q.

     In addition, on November 29, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

               CHESAPEAKE CORPORATION AGREES TO ACQUIRE 14.9% OF
                           SHOREWOOD PACKAGING SHARES

     (Richmond, VA -- November 29, 1999) Chesapeake Corporation (NYSE:CSK) today announced that it has agreed to purchase approximately 4.1 million shares, or 14.9%, of Shorewood Packaging Corporation's (NYSE:SWD) outstanding common stock from an institutional investor at a price of $17.25 per share.

     Chesapeake previously announced that it has made a fully financed proposal to Shorewood's directors to purchase Shorewood's shares at $16.50 per share, nearly a 40% premium over Shorewood's closing price on November 9, 1999, the day before Chesapeake's proposal was presented to Shorewood.

     Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "We are pleased with this agreement, which validates our view that Chesapeake's acquisition of Shorewood makes great sense for Shorewood's stockholders. We believe Chesapeake's acquisition of Shorewood would create, under Chesapeake's leadership, one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefitting customers through one-stop shopping for complementary products.

     "Chesapeake has a strong balance sheet with the management and financial capabilities to compete and grow globally. Chesapeake also has a proven track record as a global consolidator with successful integration of acquired businesses. We renew our offer to Shorewood's directors to meet and negotiate the terms of an acquisition of Shorewood by Chesapeake."

     Closing of the purchase of the Shorewood shares is subject to completion of review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act. Chesapeake will commence the time period of review by a filing to be made today. Additional information will be set forth in a Schedule 13D expected to be filed with the Securities and Exchange Commission today. Information in this release is qualified by reference to the information to be included in the
Schedule 13D.

     Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for colorful, litho-laminated packaging, the premiere European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging.

     Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of specialty packaging and merchandising services. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is http://www.cskcorp.com.

                                     # # #

     This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

For media relations, call:              For investor relations, call
Molly Remes                             William Tolley/Joel Mostrom
804-697-1110                            804-697-1157/804-697-1147

                          Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                                  212-371-5999

     On November 30, 1999, Chesapeake filed a Schedule 13D with the SEC disclosing that, on November 26, 1999, Chesapeake had entered into a stock purchase agreement (the "Purchase Agreement") to purchase 4,106,440 Shares (the "Purchased Shares"), or approximately 14.9% of the outstanding Shares, from the clients of Ariel Capital Management, Inc. ("Ariel") for $17.25 per Share. In the Purchase Agreement, Ariel also agreed that, if Chesapeake commenced a public tender offer for the Shares at a price that equaled or exceeded $17.25 per Share, then Ariel would use its best efforts as investment adviser to exercise its discretionary authority to cause its clients to (i) tender the Purchased Shares in such tender offer and (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

     On December 3, 1999, Chesapeake commenced the Chesapeake Offer and filed a preliminary Consent Solicitation Statement with the SEC in connection with its intended solicitation of consents from the stockholders of Shorewood.

     In addition, on December 3, 1999, Chesapeake and Sheffield filed a lawsuit in the Court of Chancery of the State of Delaware against Shorewood and each member of the Shorewood Board, and filed a separate lawsuit against Shorewood in the United States District Court for the District of Delaware. See Item 8 "Litigation."

     On December 9, 1999, the Shorewood Board held a special meeting at which the Shorewood Board reviewed with Shorewood's management, Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital, Shorewood's financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") and Bryan Cave, LLP ("Bryan Cave"), Shorewood's legal advisors, the Chesapeake Offer and its terms and conditions and the related consent solicitation. In addition, the Shorewood Board received an oral presentation from Bear Stearns regarding its preliminary analysis relating to the Chesapeake Offer.

     On December 13, 1999, Shorewood filed a preliminary Consent Revocation Statement with the SEC in connection with its intended solicitation of consent revocations from the stockholders of Shorewood.

     On December 15, 1999, the Shorewood Board held a special meeting at which the Shorewood Board again reviewed the Chesapeake Offer and its terms and conditions with Shorewood's management and its legal and financial advisors. At such meeting, Bear Stearns presented its financial analysis of the Chesapeake Offer. In addition, Bear Stearns provided an oral opinion (which was subsequently confirmed in writing) to the effect that, as of December 15, 1999, the consideration offered in the Chesapeake Offer was inadequate from a financial point of view to Shorewood's stockholders (other than Chesapeake and its affiliates). The Shorewood Board was also informed by management that a number of parties had expressed an interest in pursuing an extraordinary transaction involving Shorewood and that Shorewood had entered into preliminary discussions with a number of parties. After lengthy discussions and presentations from Bear Stearns, Skadden Arps and Shorewood's senior management, the Shorewood Board unanimously concluded that, given the values inherent in Shorewood's businesses and Shorewood's prospects, the Chesapeake Offer is inadequate and not in the best interests of Shorewood and its stockholders and recommended that Shorewood's stockholders reject the Chesapeake Offer and not tender their Shares pursuant to the Chesapeake Offer. A copy of a letter to stockholders communicating the Shorewood Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 1 and 3 hereto, respectively, and are incorporated herein by reference. Also at the meeting of the Shorewood Board held on December 15, 1999, the Shorewood Board established a Special Strategic Committee of Independent Directors (consisting of Kevin J. Bannon, Virginia A. Kamsky and William P. Weidner) for the purpose of reviewing strategic alternatives which may develop and making recommendations thereon to the Shorewood Board.

     In addition, on December 15, 1999, Mr. Johnson delivered the following letter to Mr. Shore:

December 15, 1999

Mr. Marc Shore
Chairman and Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York NY 10172

Dear Marc:

     As you may know, Chesapeake today announced a recommended cash tender offer to acquire Boxmore International p1c, headquartered in Belfast, Northern Ireland. Boxmore's board of directors has unanimously recommended Chesapeake's offer to Boxmore's shareholders. Like Shorewood, this is a company we have been evaluating for some time. We are delighted with the enhancement of our global platform that this company offers and believe the acquisition of Boxmore enhances the strategic rationale for our acquisition of Shorewood.

     At the same time, we want to reinforce our commitment to our $17.25 cash tender offer for Shorewood. We want you and your board to know that we have in place a fully committed credit facility from First Union National Bank that permits us to complete the acquisitions of both Boxmore and Shorewood on the terms of our offers. Accordingly, neither offer is subject to any financing conditions

     We reiterate our offer to meet with the Shorewood board to negotiate the terms, including price and structure, of an acquisition of Shorewood by Chesapeake. In this regard, we are ready to meet with you and your advisors at your earliest convenience

                                          Sincerely,

                                          /s/ Thomas H. Johnson
                                          Thomas H. Johnson

     On December 16, 1999, Shorewood issued the following press release:

FOR IMMEDIATE RELEASE:

                                          CONTACTS:

                                          Sard Verbinnen & Co.
                                          David Reno/Paul Caminiti
                                          (212) 687-8080

            SHOREWOOD BOARD REJECTS CHESAPEAKE'S OFFER AS INADEQUATE

      Files Counterclaims Alleging Chesapeake Is "Interested Stockholder"; Could Jeopardize Its Financing If Merger Not Possible For Three Years

     NEW YORK, December 16, 1999 -- Shorewood Packaging Corporation (NYSE: SWD) announced today that its Board of Directors voted unanimously to recommend that stockholders reject the unsolicited $17.25 per share tender offer by Chesapeake Corporation (NYSE: CSK) and not tender any of their shares pursuant to the offer.

     In recommending that stockholders reject Chesapeake's offer, Shorewood's Board cited the following:

         -- the Board's view that the Chesapeake offer is inadequate and does not reflect the inherent value of Shorewood as a leading value-added provider of high quality printing and paperboard packaging products for the music, computer software, cosmetics and toiletries, food, home video, tobacco, and general consumer markets in North America.

         -- the written opinion of Bear, Stearns & Co. Inc., Shorewood's financial advisor, that Chesapeake's offer price is inadequate from a financial point of view to Shorewood's stockholders (other than Chesapeake and its affiliates).

         -- the opportunistic timing of Chesapeake's offer, which seeks to exploit Shorewood's recent stock price in relation to historic trading patterns.

         -- that Chesapeake's offer price represents a 15% to 20% discount to the one year target prices for Shorewood's stock (without taking into account any extraordinary transaction) which have been announced by several major Wall Street brokerage firms that cover Shorewood.

         -- the significant uncertainties and contingencies associated with Chesapeake's offer, including the numerous conditions to Chesapeake's financing and the Board's belief that one or more of these conditions cannot be satisfied.

         -- the significant uncertainties associated with the second-step merger proposed by Chesapeake, including uncertainty as to the permissibility of such merger within three years under Section 203 of the Delaware corporate law.

         -- the Board's belief that Chesapeake's offer represents an attempt by Chesapeake to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Shorewood's recent capital expenditures and other initiatives aimed at making Shorewood the premier global supplier of value-added packaging.

         -- the Board's view that based on, among other things, the preliminary discussions Shorewood has had with certain unsolicited third parties, Shorewood has a variety of strategic alternatives available to it to enhance stockholder value.

     Marc P. Shore, Chairman and Chief Executive Officer, stated, "Chesapeake's hostile offer is clearly inadequate. It represents a significant discount to our 52-week high, does not accurately reflect the Company's growth prospects and may not be capable of being completed. Shorewood is a strong and growing company with a proven track record and an exciting future."

     Shore added, "The Board is fully committed to enhancing value for Shorewood stockholders and has authorized management and its advisors to explore the various strategic alternatives available to us. We look forward to completing that process."

     Shorewood also announced today that it is filing counterclaims in the lawsuits brought by Chesapeake in Delaware state and federal court. The counterclaims allege, among other things, that when Chesapeake agreed on November 26 to purchase 14.9% of Shorewood's outstanding shares from an institutional holder that held over 20% of the outstanding shares, the institutional holder agreed to vote the remaining shares in favor of Chesapeake's consent solicitation. The counterclaims also allege that other provisions of the purchase agreement amount to an arrangement and understanding between the institutional holder and Chesapeake with respect to the entire 20% block. The effect of this arrangement is to make Chesapeake an "interested stockholder" under Section 203 of the Delaware corporate law, thereby proscribing Chesapeake's ability to consummate a merger for three years without the two-thirds vote of the outstanding shares not owned by Chesapeake. The Chancery Court counterclaim seeks a declaratory judgment that Chesapeake is an "interested stockholder". The Federal counterclaim alleges that Chesapeake's tender offer materials do not disclose the full beneficial ownership and that Chesapeake has misstated and concealed the fact that its financing is subject to numerous conditions, one or more of which cannot be satisfied.

     Additional information with respect to the Board's decision to recommend that stockholders reject Chesapeake's offer and the matters considered by the Board in reaching such decision is contained in Shorewood's Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and will be mailed to stockholders shortly.

     Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                     * * *

     Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusion of phrases such as "Shorewood anticipates," "Shorewood believes"' and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Shorewood to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10-Q.

     THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

    Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include: (i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky, R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows: Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia
A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500 shares).

    Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in
Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively

    In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

    In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

     ACCORDINGLY, THE SHOREWOOD BOARD UNANIMOUSLY RECOMMENDS THAT SHOREWOOD'S STOCKHOLDERS REJECT THE CHESAPEAKE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE CHESAPEAKE OFFER.

FACTORS CONSIDERED

     In reaching the conclusions stated above, the Shorewood Board took into account a variety of factors, including, but not limited to, the following:

          1. The presentations by Bear Stearns and Jefferson Capital at the meeting of the Shorewood Board held on December 15, 1999 concerning Shorewood and the financial aspects of the Chesapeake Offer and the written opinion of Bear Stearns, dated December 15, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration of $17.25 per Share being offered to the stockholders of Shorewood pursuant to the Chesapeake Offer is inadequate from a financial point of view to such stockholders (other than Chesapeake and its affiliates). The full text of the written opinion dated December 15, 1999 of Bear Stearns is attached hereto as Exhibit 2, and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

          2. The business, financial condition, results of operations, current business strategy and future prospects of Shorewood and whether the Chesapeake Offer was reflective thereof, including the following:

           - Shorewood's reputation as a leading value-added provider of high quality printing and paperboard packaging products for the music, computer software, cosmetics and toiletries, food, home video, tobacco, and general consumer markets in North America.

           - Shorewood's position in the packaging industry as a technological leader and innovator.

           - Shorewood's status as one of the largest manufacturers of printed packaging for the entertainment and multimedia markets in North America.

           - Shorewood's strong relationships with key worldwide customers.

           - The strength of Shorewood's management team.

           - Shorewood's successful track record of integrating acquisitions.

           - Shorewood's potential to grow its earnings through international as well as domestic expansion.

           - That Shorewood has not yet realized the benefits of the substantial capital expenditures it has made to position itself for future growth, including new facilities in North America and Asia. Those benefits include Shorewood's ability to continue leveraging its state-of-the-art technology. Such technology, among other things, has resulted, during Shorewood's second fiscal quarter, in a 230 basis point increase in Shorewood's gross profit margin to 26.5%, compared to the same quarter last year and, during the six month period ended October 30, 1999, in a 230 basis point increase in Shorewood's gross profit margin to 26%, compared to the same period last year.

           - Shorewood's reported results for its second fiscal quarter ended October 30, 1999, including revenues of $165.3 million (which represented an increase of 14% above the $145.4 million reported for the same period last year), operating income of $21.9 million (which represented a 17% increase over the $18.8 million reported for the same period last year), earnings before interest, taxes, depreciation and amortization (EBITDA) of $29.1 million (which represented a 20% increase over the $24.2 million reported for the same period last year), earnings (before an extraordinary item and the cumulative effect of a change in accounting principle) of $11.6 million (which represented a 17% increase over the $9.9 million in the comparable period last year), and earnings per diluted share of $0.42 (which represented a 14% increase over the $0.37 per diluted share reported for the same period last year).

           - Shorewood's reported results for the six months ended October 30, 1999, including net sales of $309.0 million (which represented an increase of 19% above the $260.7 million reported for the same period last year), operating income of $36.1 million (which represented a 14% increase over the $31.6 million reported for the same period last year), earnings before interest, taxes, depreciation and amortization (EBITDA) of $50.3 million (which represented a 20% increase over the $41.8 million reported for the same period last year), earnings (before an extraordinary item and the cumulative effect of a change in accounting principle) of $19.3 million (which represented a 16% increase over the $16.7 million reported the same period last year), and earnings per diluted share of $0.69 (which represented an 11% increase over the $0.62 per diluted share reported for the same period last year).

           - Shorewood's historic five-year compounded annual revenue growth rate of 21.13% (through fiscal year 1999).

           - Shorewood's historic five-year compounded annual growth rate of 24% for its earnings per diluted share (through fiscal year 1999), excluding the after-tax gain associated with the sale of a minority interest in Shorewood's China facility.

           - Shorewood's record during the past five years of increasing its net income from continuing operations at a compounded annual growth rate of 25% (through fiscal year 1999), excluding the after-tax gain associated with the sale of a minority interest in Shorewood's China facility.

          3. The opportunistic timing of the Chesapeake Offer, which seeks to exploit Shorewood's recent stock price in relation to historic trading patterns. In this regard, the Shorewood Board noted the following:

           - The Shorewood Board's belief that the trading price for the Shares immediately prior to the announcement on November 18, 1999 that Chesapeake had made a proposal to acquire Shorewood did not reflect the long-term value inherent in Shorewood.

           - The historical trading prices of the Shares and the fact that the Offer Price represents a 16.4% discount from the Shares' 52-week high of $20.625.

           - That the Offer Price represents a 15% to 20% discount to the target prices for the Shares which have been announced by several major Wall Street brokerage firms that have analysts which cover Shorewood.

           - That the price-earnings multiple of 14.0 implied by the Offer Price represents a discount to Shorewood's average price-earnings multiple over the eight fiscal quarters ended July 30, 1999 of 15.8.

          4. The significant uncertainties and contingencies associated with the Chesapeake Offer, including conditions which (i) are in the sole discretion of Chesapeake, (ii) are subject to external events not directly related to Shorewood or (iii) are not within the control of Shorewood or Chesapeake. In this regard, the Shorewood Board noted the following:

           - According to its Offer to Purchase, Chesapeake had only $36 million in cash and cash equivalents and only $139.5 million in working capital as of September 30, 1999. However, Chesapeake has estimated therein that the total amount of funds required to purchase all of the outstanding Shares (other than those owned by Sheffield) on a fully diluted basis pursuant to the Chesapeake Offer and the Proposed Chesapeake Merger and to pay all related fees and expenses will be approximately $525 million.

           - Accordingly, based upon its Offer to Purchase, Chesapeake does not have the funds to pay for the Shares it has offered to purchase pursuant to the Chesapeake Offer and the Proposed Chesapeake Merger in the absence of financing from third parties.

           - However, Chesapeake's financing is subject to numerous conditions, many of which are in addition to the conditions to the Chesapeake Offer and one or more of which are not, in the view of the Shorewood Board, capable of being satisfied. It is therefore possible that Chesapeake could accept Shares for payment pursuant to the Chesapeake Offer and not have the funds available to pay for such Shares.

          5. The significant uncertainties associated with the Proposed Chesapeake Merger, including uncertainty as to the completion and timing of the Proposed Chesapeake Merger. In this regard, the Shorewood Board noted the following:

           - Chesapeake has reserved the right to waive the condition to the Chesapeake Offer that, prior to the expiration date of the Chesapeake Offer, there be validly tendered and not withdrawn at least that number of Shares that, together with the Shares beneficially owned by Chesapeake and its subsidiaries, including Sheffield, would represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Tender Condition"). By reserving the right to waive the Minimum Tender Condition, Chesapeake has called into question its commitment to consummating the Proposed Chesapeake Merger since it will not be able to ensure consummation of the Proposed Chesapeake Merger if the Minimum Tender Condition is not satisfied.

           - The Shorewood Board has authorized the filing of counterclaims in the Delaware lawsuits brought by Chesapeake based upon Chesapeake's purchase of 14.9% of the outstanding Shares from an institutional stockholder and the agreement relating thereto. The counterclaims assert that as a result of such purchase and the arrangements and understandings relating thereto, Chesapeake has acquired beneficial ownership of more than 20% of the outstanding Shares and, accordingly, is an "interested stockholder" pursuant to Section 203 of the DGCL. As an "interested stockholder" which did not receive the approval of the Shorewood Board prior to entering into such agreement, Chesapeake would be precluded from consummating the Proposed Chesapeake Merger for three years unless approved by the Shorewood Board and authorized by the vote of two-thirds of the outstanding shares which are not owned by the "interested stockholder." See Item 8 for additional information concerning
             Section 203 and for a more detailed description of the counterclaims. The Shorewood Board specifically took into account the terms and conditions of the proposed bank financing of Chesapeake and noted the uncertainty concerning Chesapeake's ability to obtain financing if Chesapeake is determined to be an "interested stockholder."

          6. The Shorewood Board's belief that the Chesapeake Offer is an attempt by Chesapeake to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Shorewood's recent initiatives aimed at making Shorewood the premier global supplier of value-added packaging. In this regard, the Shorewood Board noted the following completed and pending initiatives:

           - The acquisition in October 1998 of Queens Group, Inc. (the "Queens Transaction"), a leading manufacturer of high quality, value-added packaging for the music, multimedia and consumer products industries, which acquisition has brought Shorewood a roster of new customers and five additional facilities in the United States.

           - The opening of Shorewood's 125,000 square foot plant in Guangzhou, China which is expected to accelerate Shorewood's international growth.

           - The discontinuation of manufacturing at Shorewood's Stanley, North Carolina facility which will result in an annual cost savings of $3 million. This action was consistent with Shorewood's strategy of streamlining operations to improve efficiencies and maximize profitability.

           - The entering into a strategic alliance with Westvaco Corporation ("Westvaco"), one of the largest and most highly regarded companies in the paper industry, by selling them a 45% interest in Shorewood's Guangzhou, China plant for $22.7 million, which included a $5 million premium to Shorewood's cost. The proceeds from this transaction were used to pay down debt. By partnering with Westvaco, Shorewood was able to reduce the risk of its investment in China and gains access to Westvaco's extensive knowledge and experience of the China market. For two decades, Westvaco has been doing business in China exporting paper, paperboard and specialty chemicals to customers in China.

           - The entering into a letter of intent to acquire 51%, with an option to acquire the remaining 49%, of CD Cartondruck and its affiliates. CD Cartondruck, a well-known specialist in the manufacture of high quality value-added folding cartons for the international fragrance and cosmetics markets located in Germany, is expected to represent a formidable platform for Shorewood's future growth within the European marketplace.

           - Shorewood's ongoing review of other opportunities for expansion in Europe and South America.

          7. The Shorewood Board's belief that it is in the best interests of Shorewood and its stockholders for Shorewood to review, together with its financial advisors, the alternatives available to it for enhancing stockholder value. In this regard, the Shorewood Board noted the following:

           - The fact that since the public announcement on November 18, 1999 of Chesapeake's interest in acquiring Shorewood, Shorewood has received several unsolicited inquiries from third parties who have expressed a potential interest in pursuing a transaction with Shorewood.

           - The fact that Shorewood has entered into confidentiality agreements with, and/or supplied confidential information to, certain third parties and, in that connection, has engaged in preliminary discussions concerning their interest in pursuing an extraordinary transaction involving Shorewood (see Item 7 below).

           - That, based upon the preliminary discussions that Shorewood has had with third parties, there exist parties interested in pursuing a transaction with Shorewood to enhance stockholder value.

          8. Shorewood's continuing interest in acquiring Chesapeake and the Shorewood Board's view that the interests of Shorewood and its stockholders would be better served by an acquisition of Chesapeake by Shorewood than an acquisition of Shorewood by Chesapeake.

          9. The Shorewood Board's belief, based in part on the factors referred to in paragraphs (1) through (8) above, that the interests of Shorewood and its stockholders would best be served by Shorewood exploring strategic alternatives available to it for enhancing stockholder value.

     In light of the above factors the Shorewood Board determined that the Chesapeake Offer is not in the best interests of Shorewood and Shorewood's stockholders.

     The foregoing discussion of the information and factors considered by the Shorewood Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Shorewood Board in its consideration of the Chesapeake Offer. In view of the variety of factors and the amount of information considered, the Shorewood Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that stockholders reject the Chesapeake Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Shorewood Board may have given differing weights to different factors. Throughout its deliberations, the Shorewood Board received the advice of Bear Stearns, Jefferson Capital, Skadden Arps and Bryan Cave who were retained to advise the Shorewood Board in connection with the Chesapeake Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Bear Stearns was retained pursuant to the terms of a letter agreement dated as of December 2, 1999 (the "Bear Stearns Letter Agreement") and Jefferson Capital was retained pursuant to the terms of a letter agreement dated as of December 14, 1999 (the "Jefferson Capital Letter Agreement II"), in each case, to serve as Shorewood's co-financial advisor with respect to the Chesapeake Offer.

     Pursuant to the Bear Stearns Letter Agreement, Shorewood has agreed to pay Bear Stearns the following compensation:

          (a) if Bear Stearns renders any opinion relating to any proposed "acquisition transaction" or "restructuring" (as such terms are defined below), a fee of $750,000 for the first such opinion, $500,000 for the second such opinion and $250,000 for each additional opinion up to a maximum total of $1,500,000;

          (b) if Shorewood has not terminated Bear Stearns' engagement under the Bear Stearns Letter Agreement prior to February 28, 2000, a fee equal to $2,500,000 minus any fees paid pursuant to clause (a) above and minus the aggregate retainer fees (up to a maximum of $500,000) paid to Bear Stearns under the December 1, 1999 engagement letter pursuant to which Bear Stearns is acting as financial advisor to Shorewood in connection with its proposed acquisition of Chesapeake (the "December 1 Retainer Fee");

          (c) if an acquisition transaction is consummated involving the sale of less than 50% of Shorewood's capital stock, a fee of $1,500,000;

          (d) if an acquisition transaction (other than the sale of less than 50% of Shorewood's capital stock) is consummated, a fee equal to 0.66% of Shorewood's total enterprise value (against which fee there will be credited (i) any fees paid to Bear Stearns pursuant to clauses (a), (b) and
     (c) above and (ii) the December 1 Retainer Fee); and

          (e) if a restructuring is consummated, a fee to be mutually agreed upon by Shorewood and Bear Stearns.

     The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Bear Stearns Letter Agreement or within one year of its termination.

     The term "acquisition transaction" in the Bear Stearns Letter Agreement means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Shorewood is acquired by, or combined with, any person, group, corporation, partnership or other entity, or
(ii) the acquisition, directly or indirectly, by any acquiror of (A) any of Shorewood's assets or operations or (B) any outstanding or newly issued shares of Shorewood's capital stock (or securities convertible into or options or other rights to acquire such capital stock). The term "restructuring" in the Bear Stearns Letter Agreement includes (x) any extraordinary dividend or distribution paid by Shorewood to its stockholders, (y) a purchase by Shorewood of 25% or more of its Common Stock, and (z) a sale or spin-off of all or substantially all of the assets of, or 25% or more of the capital stock of, any subsidiary or division of Shorewood.

     Under the Bear Stearns Letter Agreement, Shorewood has also agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Bear Stearns and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Bear Stearns' engagement.

     Pursuant to the Jefferson Capital Letter Agreement II, Shorewood has agreed to pay Jefferson Capital the following compensation:

          (a) if an acquisition transaction is consummated involving the sale of less than 50% of Shorewood's capital stock, a fee of $546,000; and

          (b) if an acquisition transaction (other than the sale of less than 50% of Shorewood's capital stock) is consummated, a fee equal to 0.24% of Shorewood's total enterprise value.

     The foregoing fees will be payable upon the occurrence, during the term of the Jefferson Capital Letter Agreement II or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Jefferson Capital Letter Agreement II or within one year of its termination.

     The term "acquisition transaction" in the Jefferson Capital Letter Agreement II means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Shorewood is acquired by, or combined with any person, group, corporation, partnership or other entity, or (ii)the acquisition, directly, by any acquiror of (A) any of Shorewood's assets or operations or (B) any outstanding or newly issued shares of Shorewood's capital stock (or securities convertible into or options or other rights to acquire such capital stock). The term "restructuring" in the Jefferson Capital Letter Agreement includes (x) any extraordinary dividend or distribution paid by Shorewood to its stockholders, (y) a purchase by Shorewood of 25% or more of its Common Stock, and (z) a sale or spin-off of all or substantially all of the assets of, or 25% or more of the capital stock of, any subsidiary or division of Shorewood.

     Under the Jefferson Capital Letter Agreement II, Shorewood has also agreed to reimburse Jefferson Capital for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Jefferson Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Jefferson Capital's engagement by Shorewood.

     Bear Stearns and Jefferson Capital have each provided investment banking services to Shorewood from time to time in the past for which they have each received customary compensation.

     Shorewood has retained Innisfree M&A Incorporated ("Innisfree") to, among other things, assist Shorewood in connection with its communications with its stockholders with respect to, and to provide other services to Shorewood in connection with, the Chesapeake Offer, the Consent Solicitation and related matters. Shorewood will pay Innisfree reasonable and customary compensation for their services and will reimburse Innisfree for its reasonable out-of-pocket expenses incurred in connection therewith. Shorewood has also agreed to indemnify Innisfree against certain liabilities and expenses arising from or in connection with its engagement.

     Shorewood has also retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Chesapeake Offer, the Consent Solicitation and related matters. Shorewood will pay Sard Verbinnen reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

     Except as disclosed herein, neither Shorewood nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Chesapeake Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as described in the response to this Item 6(a), during the past sixty (60) days there have been no transactions in Shares which were effected by Shorewood or any subsidiary of Shorewood, or, to the best knowledge of Shorewood, by any executive officer, director or affiliate of Shorewood. On November 30, 1999, Marc P. Shore received 7,542 Shares and Andrew N. Shore received 10,102 Shares pursuant to a transfer from the Estate of Paul Shore.

     (b) To the extent currently known to Shorewood, no executive officer, director, affiliate or subsidiary of Shorewood currently intends to tender, pursuant to the Chesapeake Offer, any Shares which are held of record or beneficially owned by such person or to otherwise sell any such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) -- (b) At the meetings of the Shorewood Board held on December 9 and December 15, 1999, the Shorewood Board considered and reviewed the feasibility and desirability of exploring a variety of possible alternatives to the Chesapeake Offer. As stated in Item 4 above and based on the factors referred to therein, the Shorewood Board believes that the interests of Shorewood and its stockholders would be best served by Shorewood exploring strategic alternatives available to it to enhance stockholder value. These alternatives could lead to and involve negotiations which relate to or could result in a sale of Shorewood, but no decision has been made to seek the sale of Shorewood. The Shorewood Board has instructed management and its financial advisors to explore potential strategic alternatives available to Shorewood. Such alternatives could involve an extraordinary transaction or combination of extraordinary transactions, including (i) a sale or issuance of common stock, convertible preferred stock or other securities of Shorewood to one or more buyers, (ii) a purchase, sale or transfer of a material amount of assets by Shorewood or any of its subsidiaries,
(iii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisition of securities by or of Shorewood, (iv) a merger or reorganization involving Shorewood or any of its subsidiaries, (v) a leveraged recapitalization or stock repurchase, (vi) a material change in the present capitalization or dividend policy of Shorewood, or (vii) a joint venture or other strategic alliance involving Shorewood or any of its subsidiaries. In this regard, Shorewood has entered into confidentiality agreements concerning the furnishing of confidential information to certain third parties, and has otherwise engaged and is engaged in preliminary discussions with third parties concerning their interest in pursuing a potential extraordinary transaction involving Shorewood. Shorewood, Bear Stearns and Jefferson Capital have identified a number of additional parties that may be interested in a possible extraordinary transaction, and Shorewood may enter into confidentiality agreements with, furnish confidential information to and engage in discussions concerning such a transaction with some or all of such parties or other parties. Shorewood expects that these discussions will include negotiations with respect to one or more of the foregoing transactions.

     The Shorewood Board has determined that disclosure at this time with respect to these possible alternatives or the parties thereto, and the possible terms of any other alternatives of the type referred to above in this Item 7, might jeopardize the initiation or continuation of any discussions or negotiations that Shorewood may conduct. Accordingly, the Shorewood Board, on December 15, 1999, adopted a resolution instructing management of Shorewood not to disclose the possible terms of any such transaction or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

     There can be no assurance, however, that any of the foregoing will result in any transaction being recommended to the Shorewood Board or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of Chesapeake with respect to the Chesapeake Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Chesapeake Offer.

     Shorewood remains interested in acquiring Chesapeake. The Shorewood Board believes that there is substantial unrealized value in Chesapeake which the demonstrated skills of Shorewood management would realize and that an acquisition of Chesapeake by Shorewood would be in the best interests of the stockholders of both Shorewood and Chesapeake. However, the Shorewood Board has noted the built-in corporate defenses of Chesapeake due to its status as a Virginia corporation and the provisions of its charter and the refusal of Chesapeake to consider an acquisition of Chesapeake by Shorewood. Given Chesapeake's refusal to remove the many obstacles it has in place to impede any attempt by Shorewood to acquire Chesapeake and Chesapeake's refusal to enter into negotiations with Shorewood with respect to such an acquisition, the Shorewood Board does not expect to pursue its interest in acquiring Chesapeake at this time in the absence of a strategic alliance with a third party.

     At the December 15, 1999 meeting of the Shorewood Board, the Shorewood Board resolved to delay any Distribution Date (as hereinafter defined) under the Rights Agreement that arises solely by the virtue of the lapse of time following the public announcement of the Chesapeake Offer, until such time as the Shorewood Board or any authorized committee thereof shall designate, by subsequent resolution fully adopted by the Shorewood Board or such committee thereof.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

DGCL 203

     Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as Shorewood, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the time the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and is authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

     For the reasons discussed above in paragraph numbered 5 of Item 4, Shorewood believes that Chesapeake has become an Interested Stockholder and consequently triggered the prohibition of Section 203 of the DGCL. In that case, the Shorewood Board cannot, by itself, render Section 203 inapplicable to the Chesapeake Offer or the Proposed Chesapeake Merger. Moreover, even if the Shorewood Board could do so, in light of the Shorewood Board's determination with respect to the Chesapeake Offer, as described in Item 4 above, the Shorewood Board has determined, based in part, on the unanimous recommendation of the Special Strategic Committee, to take no action at this time which would attempt to render Section 203 of the DGCL inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger. See "Litigation" below.

STOCKHOLDER RIGHTS PLAN

     On May 4, 1995, the Shorewood Board authorized and declared a dividend distribution of one Right for each outstanding Share to stockholders of record at the close of business on June 14, 1995. Each Right entitles the registered holder to purchase from Shorewood a unit consisting of one one-hundredth of a share of Series B Junior Participating Preferred Stock ("Preferred Stock"), par value $10.00 per share, at a purchase price of $17.00 per unit, subject to adjustment.

     Initially, the Rights attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates were distributed. The Rights will separate from the Shares and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by the Shorewood Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in the beneficial ownership by a person or a group of 25% or more of the outstanding shares of Common Stock.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 14, 2005, unless earlier redeemed by Shorewood as described below.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that Shorewood is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, in lieu of Preferred Stock, a number of shares of Common Stock of the acquiring company at a fraction of the then-current market price for such shares. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of Preferred Stock, a number of shares of Common Stock at a fraction of the then-current market price for one share of Common Stock. Based on the market price for a share of Common Stock as of the date hereof, such issuance of Common Stock would be effected at approximately one-quarter the current market price of a share of Common Stock.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Shorewood Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of Shorewood's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding Common Stock, the Shorewood Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Shorewood Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Shorewood Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of voting power of Shorewood then known to be beneficially owned by any person or group of affiliated or associated person (excluding certain persons affiliated with Shorewood), other than a person holding voting power of Shorewood in excess of the then-existing thresholds pursuant to the written permission of the Shorewood Board, and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Shorewood, including, without limitation, the right to vote or to receive dividends.

     The Shorewood Board adopted the Rights Agreement to assure that all of Shorewood's stockholders receive fair and equal treatment in the event of any proposed takeover of Shorewood and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Shorewood without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 50% or more of shares of Common Stock on terms not approved by the Shorewood Board. The Rights should not interfere with any merger or other business combination approved by the Shorewood Board at any time prior to the first date that a person or group has become an Acquiring Person.

     At the December 15, 1999 meeting of the Shorewood Board, the Shorewood Board resolved to delay any Distribution Date under the Rights Agreement that arises solely by the virtue of the lapse of time following the public announcement of the Chesapeake Offer, until such time as the Shorewood Board or any authorized committee thereof shall designate, by subsequent resolution fully adopted by the Shorewood Board or such committee thereof.

     The Rights Agreement specifying the terms of the Rights is filed as Exhibit 8 attached hereto and is incorporated by reference herein. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

LITIGATION

  Chesapeake Complaints

     On December 3, 1999, Chesapeake and Sheffield commenced a lawsuit in the Court of Chancery of the State of Delaware against Shorewood and each of the members of the Shorewood Board seeking, among other things, an order (i) declaring that the Shorewood Board breached its fiduciary duties by adopting certain amendments to Shorewood's By-laws (the "By-law Amendments"), which amendments, among other things (A) require the affirmative vote of holders of two-thirds (66 2/3%) of the outstanding shares of Common Stock for the stockholders to amend, add to, alter or repeal Shorewood's By-laws or adopt new By-laws for Shorewood (the "Super Majority By-law"), (B) revise the procedure by which the Shorewood Board fixes a record date for a solicitation of written consents from Shorewood's stockholders (the "Consent Record Date By-law"), (C) eliminate the ability of 20% of the stockholders to call a meeting of stockholders, (D) provide that only the Chairman and the President of Shorewood can call a meeting of the Shorewood Board, (E) provide that only the Shorewood Board can fill vacancies on the Shorewood Board between meetings of stockholders, and (F) provide that directors can be removed from the Shorewood Board only pursuant to Section 141(k) of the DGCL, (ii) declaring the Super Majority By-law and the Consent Record Date By-law void, and enjoining the Shorewood Board from implementing the Super Majority By-law, the Consent Record Date By-law and the By-law Amendments as a whole, (iii) declaring that failure to redeem the Rights issued pursuant to the Rights Agreement, or to render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger or to approve the Chesapeake Offer and the Proposed Chesapeake Merger would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Shorewood Board to redeem the Rights or render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger, (v) declaring that failure to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (vi) compelling the Shorewood Board to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Shorewood Board from taking any other actions designed to impede or which have the effect of impeding the Chesapeake Offer, the Consent Solicitation or the Proposed Chesapeake Merger and declaring that any such actions would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, and (viii) enjoining the Shorewood Board from taking any other actions to impede, or refuse to recognize the validity of, the Consent Solicitation Statement.

     Also on December 3, 1999, Chesapeake and Sheffield commenced litigation against Shorewood in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Sheffield have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act, and any other federal securities laws, rules or regulations deemed applicable to the Chesapeake Offer and the Consent Solicitation Statement.

     The Court of Chancery of the State of Delaware has scheduled a trial on certain issues for January 10, 11 and 13, 2000. The scope of issues to be considered at such trial has not yet been determined.

     Copies of each of the complaints described above are filed as Exhibits 19 and 20 hereto and are incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibits.

  Shorewood Counterclaims

     On December 16, 1999, Shorewood filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. Shorewood also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of Shorewood within the meaning of
Section 203 of the DGCL, (ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of Shorewood during the entire time period prescribed by Section 203 of the DGCL, (iii) declaring that the refusal of the Shorewood Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering Section 203 of the DGCL inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Shorewood Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining the plaintiffs, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

     On December 16, 1999, Shorewood filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Sheffield's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Sheffield from proceeding with the Chesapeake Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

     Neither Chesapeake nor Sheffield have filed an answer to either of Shorewood's counterclaims.

     Copies of each of the counterclaims described above are filed as Exhibits 21 and 22 hereto and are incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibits.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1.     Letter to Stockholders from Marc P. Shore dated December 16,
          1999.
   2.     Opinion of Bear, Stearns & Co. Inc. dated December 15, 1999.
   3.     Press Release issued by Shorewood on December 16, 1999.
   4.     Article Four, Part II Section 4 of Shorewood's Certificate
          of Incorporation, as amended to date.
   5.     Article VII of Shorewood's By-laws, as amended to date.
   6.     Shorewood Packaging Corporation 1995 Performance Bonus Plan.
   7.     Shorewood Packaging Corporation 1993 Incentive Program, as
          amended May 4, 1995.
   8.     Rights Agreement, dated as of June 12, 1995, between
          Shorewood and The Bank of New York, as Rights Agent.
   9.     Amended and Restated Employment Agreement effective as of
          May 3, 1998 between Shorewood and Howard M. Liebman.
  10.     Amended and Restated Employment Agreement effective as of
          May 3, 1998 between Shorewood and Marc P. Shore.
  11.     Shorewood Packaging Corporation Employee Non-Qualified Stock
          Option Agreement between Shorewood and Marc P. Shore dated as of April 17, 1997.
  12.     Employment Agreement between Shorewood and Leonard Verebay dated as of October 30, 1998.
  13.     Employment Agreement between Shorewood and Eric Kaltman
          dated as of October 30, 1998.
  14.     Consulting Agreement dated January 1, 1996 between Shorewood and Kamsky Associates, Inc.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  15.     Shorewood Packaging Corporation Non-Qualified Stock Option
          Agreement dated as of October 30, 1998 between Shorewood and
          Jefferson Capital Group, Ltd.
  16.     Form of Trust Agreement.
  17.     Shorewood Employee Severance Plan.
  18.     Stockholders and Registration Rights Agreement dated as of
          October 30, 1998 among Shorewood, Leonard Verebay and Eric
          Kaltman.
  19.     Complaint in Chesapeake Corporation and Sheffield, Inc. v.
          Shorewood Packaging Corporation, filed in the Court of
          Chancery of the State of Delaware on December 3, 1999.
  20.     Complaint in Chesapeake Corporation and Sheffield, Inc. v.
          Shorewood Packaging Corporation, filed in the U.S. District
          Court for the District of Delaware on December 3, 1999.
  21.     Answer, Affirmative Defenses and Counterclaim of Defendants
          in Chesapeake Corporation and Sheffield, Inc. v. Shorewood
          Corporation, filed in the Court of Chancery of the State of
          Delaware on December 16, 1999.
  22.     Answer and Counterclaim in Chesapeake Corporation and
          Sheffield, Inc. v. Shorewood Corporation, filed in the
          United States District Court for the District of Delaware on
          December 16, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHOREWOOD PACKAGING CORPORATION

                                          By: /s/    ANDREW N. SHORE
                                            ------------------------------------
                                            Name: Andrew N. Shore
                                            Title:  Vice President, General
                                                    Counsel and Secretary

Dated: December 16, 1999

                                                                         ANNEX A

     This Annex A sets forth certain information in response to Item 3(b) of this Schedule 14D-9 regarding (1) securities of Shorewood owned beneficially or of record by Shorewood directors, executive officers and affiliates; (2) the compensation of Shorewood's directors and certain of its executive officers; (3) grants of stock options to, and exercise of stock options by, certain of its executive officers; and (4) certain employee benefits and compensation plans.

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS

     According to information furnished to Shorewood as of December 10, 1999, the directors of Shorewood, Shorewood's "named executive officers" (the "Named Executive Officers") within the meaning of Item 402(a)(3) of Regulation S-K, and all directors and executive officers as a group, beneficially owned Shares as set forth below. Beneficial ownership has been determined for purposes herein in accordance with Rule 13d-3 of the Exchange Act under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days of December 10, 1999.

                                                                                   APPROXIMATE
                                                              NUMBER OF COMMON    PERCENTAGE OF
                                                              SHARES AND SHARE     OUTSTANDING
NAME                                                            EQUIVALENTS       COMMON SHARES
----                                                          ----------------    -------------
Marc P. Shore(1)............................................     4,750,485            17.17%
Leonard J. Verebay(2).......................................       500,180             1.81%
Charles Kreussling(3).......................................       322,377             1.17%
R. Timothy O'Donnell(4).....................................       326,118                1%
Howard M. Liebman(5)........................................       233,269                 (6)
Kenneth M. Rosenblum(7).....................................       124,629                 (6)
William P. Weidner(8).......................................        57,000                 (6)
Kevin J. Bannon(9)..........................................        33,000                 (6)
Virginia A. Kamsky..........................................         4,500                 (6)
Andrew N. Shore(10).........................................       169,052                 (6)
William H. Hogan(11)........................................         9,000                 (6)
Sharon R. Fairley...........................................             0                 (6)
All directors and executive officers as a group
  (12 persons)(12)(13)......................................     6,529,610            23.56%

---------------
(1) Marc P. Shore is the Chairman and Chief Executive Officer of Shorewood.

     The Shares reflected include: (1) 1,007,687 Shares owned outright by Marc
P. Shore, of which 85,650 Shares are restricted shares awarded pursuant to Shorewood's Long-Term Incentive Program ("LTIP") and are subject to forfeiture;
(2) 348,478 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's incentive and stock option plans (collectively, the "Incentive Plans"); (3) 586,062 Shares held by a marital trust created under the will of Paul B. Shore for the benefit of his wife (the "Marital Trust") (see discussion below); (4) 2,700,000 Shares held by the Shore Family Partnership, L.P., a California limited partnership (the "Family Partnership") (see discussion below); and (5) 108,258 Shares held by a marital trust created for the benefit of the wife of Paul B. Shore.

     The Marital Trusts are testamentary trusts for the benefit of Paul B. Shore's wife created under the terms of his will. By the terms of the will, Marc
P. Shore has sole voting power with respect to all Shares owned by the Marital Trust. Dispositive power over these Shares is shared with the co-trustees. The Marital Trust also held 3,900 Shares as of December 1, 1999. Marc P. Shore disclaims beneficial ownership with respect to 3,900 of such Shares.

     The Family Partnership is an investment partnership for the benefit of Marc
P. Shore and the other children of Paul B. Shore and Ellen Shore. The Family Partnership terminates on January 1, 2030, subject to earlier termination by operation of law or under the terms of the Limited Partnership Agreement. By virtue of his control over the Shore Family LLC, which is the sole general partner of the Family Partnership, Marc P. Shore has effective decision-making power with respect to all Shares owned by the Family Partnership. The Family Partnership owned 2,700,000 Shares as of December 10, 1999. Marc P. Shore disclaims beneficial ownership as to 2,459,970 of such Shares.

(2) Includes 500,000 Shares held in grantor retained annuity trust. Under the terms of the Stockholders' Agreement, these shares are subject to contractual restrictions on transfer until October 30, 2000, with limited exceptions for certain types of inter-family, estate planning and affiliate transactions. These restrictions terminate in various circumstances, including the occurrence of certain types of capital events and "change of control" transaction.

(3) Includes 90,000 Shares owned by Charles Kreussling's wife, as to which Mr. Kreussling disclaims beneficial ownership. The table does not include 750 shares owned by one of Mr. Kreussling's adult children who shares the same household.

(4) Includes: (i) 450 Shares owned by Mr. O'Donnell's wife as custodian for their three minor children; (ii) 22,231 Shares owned by Jefferson Capital (of which Mr. O'Donnell is the President and a principal stockholder); (iii) 87,500 Shares which could be acquired on or within 60 days after December 10, 1999 upon the exercise of warrants granted to Jefferson Capital and (iv) 18,000 shares which could be acquired on or within 60 days after December 10, 1999 upon the exercise of director options granted to Mr. O'Donnell under Shorewood's Incentive Plans.

(5) Includes: (i) 67,432 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's Incentive Plans; (ii) 79,101 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture and (iii) 55,977 Shares that are held by Shorewood as collateral for a $657,521 loan in connection with the exercise of options.

(6) Less than 1% of the outstanding Shares.

(7) Includes: (i) 35,347 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's Incentive Plans; and (ii) 5,178 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture.

(8) Includes: (i) 18,000 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans and (ii) 39,000 Shares owned by William P. Weidner's wife, as to which Mr. Weidner disclaims beneficial ownership.

(9) Includes 18,000 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans.

(10) Includes: (i) 5,000 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon exercise of stock options granted under Shorewood's Incentive Plans; (ii) 6,000 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture; and (iii) 650 Shares owned by Andrew N. Shore's wife, as to which Mr. Shore disclaims beneficial ownership.

(11) Includes: (i) 9,000 Shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture and (ii) 21,500 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans.

(12) The total number of directors and executive officers of Shorewood includes two executive officers who were not included in the above table.

(13) Includes 695,181 Shares subject to stock options or warrants which could be acquired on or within sixty (60) days after December 10, 1999 and 184,929 shares of restricted stock awarded pursuant to the LTIP, all of which are subject to forfeiture. Does not include the shares held by Messrs. Melvin L. Braun and Floyd G. Glinert, who, until recently, were directors of Shorewood. Where more than one person is deemed to be a beneficial owner of any particular shares, such Shares have been counted toward the total listed only once.

DIRECTOR COMPENSATION

     During the fiscal year ended May 1, 1999, each director who was not an officer or an employee of Shorewood (an "Outside Director") received a director's fee of $8,000 per annum plus $2,000 for attendance at each meeting of the Shorewood Board and $1,000 for attendance at each meeting of a committee of the Shorewood Board, ordinarily excluding the Shorewood Board or committee meetings held by telephone conference call. All directors of Shorewood are also reimbursed for certain expenses. Under the 1993 Incentive Program (the "1993 Program"), as amended in fiscal year 1997, the full Shorewood Board, in its discretion, is authorized to grant to each Outside Director options to purchase Shares, at option prices equal to the fair market value of Shares on the date of grant. In June 1999, each Outside Director received an option to purchase 4,000 Shares pursuant to the 1993 Program on account of services in 1999. The vesting of the options and certain other terms of the options are determined by the full Shorewood Board in its discretion. Typically, the terms of the options provide that the options are exercisable in full immediately upon the death of the grantee or retirement from the Shorewood Board by reason of disability or upon a "change of control" of Shorewood (as defined in the 1993 Program). Any unexercised options shall terminate upon the expiration of ten years from the date of grant or, if sooner, two years after the termination of a director for any reason other than cause. If a director is removed for cause, all director options immediately terminate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. William P. Weidner, Kevin J. Bannon and R. Timothy O'Donnell. During fiscal year 1999, Melvin L. Braun served as an alternate member of the Compensation Committee. No member of Shorewood's Compensation Committee is a current or former officer or employee of Shorewood or any of its subsidiaries. There are no compensation committee interlocks between Shorewood and any other entities involving any of the executive officers or directors of such other entities.

     Jefferson Capital, of which R. Timothy O'Donnell is the President and a principal stockholder, has served as a compensated financial advisor to Shorewood on various matters, including, but not limited to, the Chesapeake Offer, the Consent Solicitation and related matters. (See Items 3 and 5.)

     The Bank of New York, of which Kevin J. Bannon is an Executive Vice President, is a participant in Shorewood's lending syndicate. The aggregate amount of The Bank of New York's participation in Shorewood's outstanding borrowings pursuant to credit facilities as at the end of fiscal year 1999 was approximately $25,039,500. The Bank of New York also serves as Shorewood's transfer agent.

CERTAIN TRANSACTIONS

     In May 1995, Shorewood loaned $2.0 million to Marc P. Shore, the Chairman and Chief Executive Officer of Shorewood. The loan is due on May 4, 2000 and bears interest payable quarterly at the Applicable Federal Rate, as defined, adjusted monthly. Mandatory prepayments of the loan are required if Mr. Shore's compensation exceeds certain specified thresholds. The Compensation Committee waived the required prepayment for 1999. The aggregate principal amount outstanding under this loan as at the end of fiscal year 1999 was $2.0 million.

     In May 1997, Shorewood guaranteed a portion of an $8.5 million loan made by The Chase Manhattan Bank to Marc P. Shore in connection with his purchase of certain real estate. As a result of provisions in the related agreement and payments made by Mr. Shore, the guaranty was terminated in September 1998.

     Bryan Shore Resnick, the sister of Marc P. Shore and Andrew N. Shore, is a travel agent with Reliable Travel, a travel agency which provides travel services to Shorewood. Based upon information provided to Shorewood by Reliable Travel, in fiscal year 1999, Reliable Travel earned approximately $182,500 in commissions, of which approximately $89,500 was paid to Bryan Shore Resnick. Such commissions were earned in the ordinary course of business and, to the best knowledge of Shorewood, the services performed were at terms no less favorable to Shorewood than had the services been provided by an unrelated third party.

     In April 1998, Shorewood loaned $630,000 to Howard M. Liebman, the President and Chief Financial Officer of Shorewood, in connection with his purchase of a new residence. The loan is evidenced by a note which is secured by a first priority mortgage on the property. Shorewood's interest in the mortgage is insured by a title insurance company. The loan bears interest at the rate of 6.5% per annum. Interest is payable annually on August 1 of each year commencing August 1, 1999. The final payment of principal and interest is due August 1, 2013. In addition, Shorewood may accelerate repayment of the loan in the event Mr. Liebman sells the property prior to maturity or ceases to be employed by Shorewood. The aggregate principal amount outstanding under this loan as at the end of fiscal year 1999 was $630,000.

     Effective June 23, 1999, Shorewood loaned $341,145 to Howard M. Liebman in connection with his exercise of stock options to purchase 60,000 Shares. (Mr. Liebman paid the equivalent of $358,857 with Shares already owned by him as part of the purchase price.) Effective July 26, 1999 Shorewood loaned an additional $316,376 to Howard M. Liebman in connection with his exercise of stock options to purchase 26,736 Shares. Both loans bear interest at the rate of 6.5% per annum, commencing as of the respective effective dates of the loans. The principal amounts of and accrued interest on the loans are due and payable October 2, 2000. The loans are collateralized by a pledge of 55,977 Shares.

     Effective July 26, 1999, Shorewood loaned $527,316 to Marc P. Shore in connection with his exercise of stock options to purchase 44,562 Shares. The loan bears interest at the rate of 6.5% per annum, commencing as of the effective date of the loan. The principal amount of and accrued interest on the loan are due and payable October 2, 2000. The loan is collateralized by a pledge of 44,562 Shares. During fiscal year 2000, Shorewood advanced to Mr. Shore approximately $2.6 million. These advances were repaid in December 1999, including interest at an annual rate of 6.71%.

                             EXECUTIVE COMPENSATION

     The following summary compensation table sets forth certain information concerning the compensation of the Named Executive Officers for each of the three fiscal years during the period ended May 1, 1999.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL                 LONG TERM
                                                 COMPENSATION(1)       COMPENSATION AWARDS
                                               -------------------   -----------------------
                                                                     RESTRICTED   OPTIONS TO   ALL OTHER
                                                                       STOCK       PURCHASE     COMPEN-
                                               SALARY                  AWARDS     SHARES(4)    SATIONS(5)
NAME AND PRINCIPAL POSITION         YEAR*        ($)     BONUS ($)     ($)(3)        (#)          ($)
---------------------------      -----------   -------   ---------   ----------   ----------   ----------
Marc P. Shore..................  Fiscal 1999   800,000   1,093,000    825,000      350,000      149,625
  Chairman of the Board and      Fiscal 1998   800,000    302,000          --           --      149,125(6)
  Chief Executive Officer        Fiscal 1997   815,385    450,000(2)       --      269,565      155,520(6)
Howard M. Liebman..............  Fiscal 1999   450,000    150,000     481,250      150,000      107,875(7)(8)
  Executive Vice President,      Fiscal 1998   325,000    100,000     497,490           --      214,970(7)(8)
  Chief Financial Officer        Fiscal 1997   331,250    100,000          --       26,737      142,043(7)(8)
  and Director
Floyd S. Glinert**.............  Fiscal 1999   299,988         --          --           --        4,950
  Executive Vice President --    Fiscal 1998   299,988         --          --           --        5,950
  Marketing and Director         Fiscal 1997   305,757         --          --           --       16,938
Charles Kreussling.............  Fiscal 1999   250,000    125,000          --           --       19,090
  Executive Vice President --    Fiscal 1998   250,000    125,000          --           --       15,964
  Manufacturing                  Fiscal 1997   215,385    125,000          --           --       18,449
Kenneth M. Rosenblum...........  Fiscal 1999   175,692    100,000          --       40,000        6,072
  Senior Vice
    President -- Sales           Fiscal 1998   163,366    125,000          --           --        6,179
                                 Fiscal 1997   154,903    100,000          --       43,507        5,895

---------------
  * 1997 was a 53-week year.

 ** Mr. Glinert resigned as an Executive Officer of Shorewood effective at the end of fiscal year 1999.

(1) The aggregate amount of perquisites and other personal benefits for each of the Named Executive Officers did not equal or exceed the lesser of either $50,000 or 10% of the total of such individual's base salary and bonus, as reported herein for the applicable fiscal years, and is not reflected in the table.

(2) In fiscal 1997, Marc P. Shore received a $450,000 bonus. Mr. Shore was entitled to receive a cash bonus in excess of $1.2 million in fiscal 1997 under a bonus plan of Shorewood (the "Bonus Plan"); however, Mr. Shore waived such bonus and accepted the $450,000 bonus.

(3) Represents the dollar value on the date of grant of shares of restricted stock awarded by the Compensation Committee to the named recipients under the LTIP. The value of the restricted shares reported in this column was calculated by multiplying the closing market price of the Common Stock as reported on the New York Stock Exchange ("NYSE") on the date of grant by the number of restricted shares, without any adjustment for forfeiture or termination contingencies. The restricted stock awards identified in this column consist of the following stock grants: (i) 30,000 shares to Howard M. Liebman on October 30, 1997, (ii) 35,000 shares to Howard M. Liebman on June 8, 1998 and (iii) 60,000 shares to Marc P. Shore on June 8, 1998. These awards are subject to three-or-four-year vesting requirements based on the performance of Shorewood's Common Stock or, alternatively, an eight-year employment vesting requirement. Under the terms of the awards, if the grantee's employment terminates prior to vesting, their restricted shares awarded to him will be forfeited. During the vesting period, the grantee may not dispose of, but may vote, the restricted shares and is entitled to receive any dividends paid on such shares.

    In addition, in July 1994 the Compensation Committee awarded restricted stock to certain executives pursuant to the LTIP. Set forth below are the number and value of the aggregate restricted share holdings of each Named Executive Officer as of May 1, 1999. Values were calculated by multiplying the closing price of the Common Stock as reported on The New York Stock Exchange (the "NYSE") on April 30, 1999 (the last trading day in the 1999 fiscal year) by the respective number of shares.

NAME EXECUTIVE OFFICER                                  SHARES(#)    VALUE($)
----------------------                                  ---------    ---------
Marc P. Shore.........................................   85,650      1,691,588
Howard M. Liebman.....................................   79,101      1,562,245
Kenneth M. Rosenblum..................................    5,178        102,266

(4) Stock options are granted under the terms and provisions of Shorewood's Incentive Plans.

(5) Amounts reported under this column include the dollar value of the following:

                                                                     CONTRIBUTIONS TO
                                                    VALUE OF LIFE         401(K)
                                                      INSURANCE          EMPLOYEE
                                                     PREMIUMS(A)      SAVINGS PLAN(B)
NAME                                    YEAR             ($)                ($)
----                                 -----------    -------------    -----------------
Marc P. Shore......................  Fiscal 1999        14,120             6,500
                                     Fiscal 1998        15,170             6,500
                                     Fiscal 1997        19,070             8,395
Howard M. Liebman..................  Fiscal 1999        12,121             6,975
                                     Fiscal 1998        13,501             4,371
                                     Fiscal 1997        13,281             8,449
Floyd S. Glinert...................  Fiscal 1999            --             4,950
                                     Fiscal 1998            --             5,950
                                     Fiscal 1997        10,538             6,400
Charles Kreussling.................  Fiscal 1999        14,965             4,125
                                     Fiscal 1998        12,214             3,750
                                     Fiscal 1997        11,841             6,608
Kenneth M. Rosenblum...............  Fiscal 1999            --             6,072
                                     Fiscal 1998         1,800             4,379
                                     Fiscal 1997         1,800             4,095

        -----------------------
        (a) Reflects life-insurance premiums paid by Shorewood on behalf of the Named Executive Officer.

        (b) Reflects contributions to Shorewood's tax-qualified 401(k) Employee Savings Plan that covers all employees who have completed 1,000 hours of service and one year of employment.

(6) Includes (i) $122,367 paid in fiscal 1999, $120,817 paid in fiscal 1998 and $121,417 paid in fiscal 1997, which represent Shorewood's share of premiums paid in the respective years under a Split Dollar Life Insurance Arrangement for the benefit of Marc P. Shore whereby Shorewood will generally recover in full its share of the premiums upon the cancellation, or purchase by Mr. Shore, of the life insurance policy or the payment of death benefits under the life insurance policy and (ii) $6,638 paid in fiscal 1999, $6,638 paid in fiscal 1998 and $6,638 in fiscal 1997, which represent disability premiums paid by Shorewood in the respective years on behalf of Marc P. Shore.

(7) Includes ($1,585) lost in fiscal 1999, $108,114 earned in fiscal 1998, and $30,959 earned in fiscal 1997 by a trust established by Shorewood for Mr. Liebman's benefit, pursuant to which income earned on the trust principal is accumulated for payment to Mr. Liebman upon his retirement from Shorewood.

(8) Includes $90,364 paid in fiscal 1999, $88,984 paid in fiscal 1998 and $89,354 paid in fiscal 1997, which represent Shorewood's share of premiums paid in the respective years under a Split Dollar Life Insurance Arrangement for the benefit of Howard M. Liebman whereby Shorewood will generally recover in full its share of the premiums upon the cancellation, or purchase by Mr. Liebman, of the life insurance policy or the payment of death benefits under the life insurance policy.

OPTION GRANTS TABLE

     The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended May 1, 1999 under Shorewood's Incentive Plans. Except as set forth in the table below, during fiscal year 1999, Shorewood did not grant any stock options under Shorewood's Incentive Plans to any of the Named Executive Officers.

                                             INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE AT
                          --------------------------------------------------------     ASSUMED RATES OF STOCK PRICE
                          NUMBER OF     PERCENT OF TOTAL                                 APPRECIATION FOR OPTION
                            SHARE       OPTIONS GRANTED     EXERCISE                             TERM(1)
                          UNDERLYING    TO EMPLOYEES IN      PRICE      EXPIRATION    ------------------------------
                          GRANT (#)     FISCAL YEAR (%)       ($)          DATE         5% ($)             10% ($)
                          ----------    ----------------    --------    ----------    -----------        -----------
Marc P. Shore...........   350,000            42.4%          13.75       6/08/08       3,026,555          7,669,886
Howard M. Liebman.......   150,000            18.2%          13.75       6/08/08       1,297,095          3,287,094
Kenneth M. Rosenblum....    40,000             4.8%          13.75       6/08/08         345,892            876,558

---------------
(1) Amounts represent hypothetical gains that could be achieved from the exercise of the respective stock options and the subsequent sale of the Shares underlying such options if the options were exercised at the end of the option terms. The gains are based upon assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted. The rates of appreciation are mandated by the rules of the Exchange Act and do not represent Shorewood's estimate or projection of the future Share price.

(2) The stock options reported were awarded pursuant to the 1993 Program at exercise prices equal to the fair market value of the Shares on the date of grant. The options vest in specified installments over a five-year period after the grant date and terminate ten years after the grant date, subject to early termination in the event of death or termination of the optionee's employment for any reason. Payment for options exercised may be in cash or Shares, fair market value of which is determined under the 1993 Program.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table provides certain summary information concerning stock option exercises during the fiscal year ended May 1, 1999 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of May 1, 1999.

                              NUMBER
                             OF SHARES                   NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                             ACQUIRED                    OPTIONS AT FISCAL YEAR        "IN THE MONEY" OPTIONS AT
                                ON         VALUE               END(1) (#)                FISCAL YEAR END(2) ($)
                             EXERCISE     REALIZED    ----------------------------    ----------------------------
NAME                            (#)         ($)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                         ---------    --------    -----------    -------------    -----------    -------------
Marc P. Shore..............       --           --       331,953         376,739        2,626,682       2,330,996
Howard M. Liebman..........       --           --       124,168         166,042        1,025,973       1,038,585
Floyd S. Glinert...........       --           --           -0-             -0-              -0-             -0-
Charles Kreussling.........       --           --           -0-             -0-              -0-             -0-
Kenneth M. Rosenblum.......   10,856       87,271        18,560          66,104          162,801         468,009

---------------
(1) Represents the aggregate number of stock options held as of May 1, 1999 which could and could not be exercised on that date pursuant to the terms of the stock option agreements related thereto and the Incentive Plans.

(2) Values were calculated by multiplying (i) the respective number of shares by
    (ii) the closing market price of the Shares as reported on the NYSE on April 30, 1999 (the last trading day of the 1999 fiscal year) less the exercise price per share, without any adjustment for any termination or vesting contingencies.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  Overall Policy

     Shorewood's executive compensation program is designed to be closely linked to corporate performance and the total return to stockholders over the long-term. To that end, Shorewood has developed an overall compensation strategy and specific compensation plans which tie executive compensation to Shorewood's success in meeting specified objectives and to appreciation in Shorewood's stock price. The overall objectives are to attract and retain the best possible executive talent, motivate key executives to achieve the goals inherent in Shorewood's business strategy, link executive and stockholder interests through participation in the LTIP and provide a compensation package that recognizes individual contributions as well as overall business results.

     Each year the Compensation Committee conducts a review of Shorewood's executive compensation program. The review includes a comparison of Shorewood's executive compensation, corporate performance, stock price appreciation and total return to stockholders with a peer group of public corporations that represent Shorewood's direct competitors for executive talent. The annual compensation reviews permit an ongoing evaluation of the link between Shorewood's performance and its executive compensation in the context of the compensation programs of other companies. The peer group presently utilized by the Compensation Committee is the Peer Group.

     The Compensation Committee approves the compensation of executive officers of Shorewood, including the individuals whose compensation is detailed in this Proxy Statement. In reviewing the individual performance of the executive officers of Shorewood whose compensation is detailed in this Proxy Statement, the Compensation Committee takes into account the views of Marc P. Shore, the Chairman and Chief Executive Officer of Shorewood, and the other members of the Shorewood Board.

     The key elements of Shorewood's executive compensation during the last fiscal year consisted of base salary, an annual bonus and grants of stock options and restricted stock under the LTIP. The Compensation Committee's policies with respect to each of these elements are discussed below. In addition, while the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package afforded by Shorewood to each individual.

  Tax Deductibility of Executive Compensation Plans

     It is the policy of the Compensation Committee to have the executive compensation plans of Shorewood treated as fully tax deductible under Section 162(m) of the Code, whenever, in the judgment of the Committee, to do so would be consistent with the business objectives of those plans. All compensation paid during fiscal year 1999 was, in fact, fully tax deductible. The Compensation Committee, however, has granted awards which may not be fully tax deductible, and reserves the right to grant future compensation awards in such amounts as it may deem appropriate in the exercise of its business judgement, notwithstanding whether those awards are fully tax deductible.

  Base Salaries and Annual Bonuses

     Base salaries and annual bonuses for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of base salaries for comparable positions at other companies in the Peer Group. Annual salary adjustments and bonuses, if any, are determined by evaluating the performance of Shorewood and of each executive officer, and by taking into account added responsibilities. The Compensation Committee, where appropriate, also considers non-financial performance measures. These include increases in market share, manufacturing efficiency gains, improvements in product quality and improvements in relations with customers, suppliers and employees. These factors are afforded varying levels of significance by the Committee depending upon the circumstances. All final determinations are subjective.

     In establishing the annual base salary of Marc P. Shore, Shorewood's Chairman and Chief Executive Officer, the Committee also took into account a comparison of base salaries of chief executive officers of the

Peer Group, Shorewood's results of operations, the performance of Shorewood's Common Stock and the subjective assessment by the members of the Committee of Mr. Shore's individual performance.

     The Committee has established, with the approval of the Shorewood Board and the Stockholders, a performance Bonus Plan for the benefit of Marc P. Shore, which is effective through fiscal year 2003. The Bonus Plan provides for the grant of graduated performance bonuses, up to $2.0 million per annum, to Mr. Shore based upon yearly comparisons of Shorewood's earnings from operations plus depreciation and amortization. Bonuses pursuant to the Bonus Plan are payable only if certain pre-established thresholds are met. The Bonus Plan is based solely upon the performance criteria described above. Mr. Shore earned a bonus in the amount of $1,093,000 in respect of fiscal year 1999 under the Bonus Plan.

     Pursuant to the new five year employment agreement which Shorewood and Mr. Shore entered into on June 8, 1998, Mr. Shore was granted a signing bonus in the aggregate amount of $1,000,000, payable immediately in full but earned ratably over his five year employment period, provided that Mr. Shore continues to be employed with Shorewood at the end of each such year. The full amount of the signing bonus was paid to Mr. Shore in fiscal year 1999. Because Mr. Shore was employed with Shorewood at the end of the first year of his employment term, the ratable portion of the signing bonus for the first year has been earned.

     The Committee may also grant, and has in the past granted, Mr. Shore discretionary bonuses outside of the Bonus Plan and his employment agreement.

  Long-Term Incentive Plans

     Pursuant to the 1993 Program, approved by the Stockholders in 1993, the Committee adopted the LTIP which allows various types of awards keyed to corporate performance, including stock options (focus on absolute growth in stockholder value) and restricted shares (focus on relative growth in stockholder value), subject to performance-based contingencies, which are made available in amounts which the Committee determines to be competitive based on the competitive market analyses described above.

  Stock Options

     Under the LTIP and Shorewood's other Incentive Plans, stock options are periodically granted to Shorewood's employees, including executive officers. The Compensation Committee sets guidelines for the size of the stock option awards based on similar factors, including competitive compensation data, as are used to determine base salaries and bonuses, if any. In the event of poor corporate performance, the Compensation Committee can elect not to award stock options. Final determinations are subjective.

     Stock options are designed to align the interests of executives with those of the stockholders. Stock options are granted with an exercise price equal to the market price of the Common Stock on the date of grant and generally vest in increments over a period of four or five years. This approach is designed to incentivize the creation of stockholder value over the long term since the full benefit of the compensation package cannot be realized by the option recipients unless stock price appreciation occurs over a number of years.

  Performance Based Restricted Stock

     Under the LTIP, awards of restricted stock are made preceding a three-year or four-year performance period. The Committee, together with Shorewood's Chief Executive Officer, determine the size of the awards based on the same competitive compensation data as are used to determine base salaries and bonuses. Final determinations are subjective. At the end of the three-year or four-year performance period, some or all of the shares of restricted stock may vest depending upon Shorewood's relative stockholder growth compared to that of the peer group over the same period. The peer group for grants of restricted stock through fiscal year 1998 consisted of the same companies that make up the Peer Group for the stock performance graph. The peer group for grants of restricted stock in fiscal year 1999 consists both of the companies that make up the Peer Group for the stock performance graph plus certain other public companies. The Committee chose to expand the peer group for grants of restricted stock in order to have reference to a wider pool of companies including certain companies not directly competitive with Shorewood. The Committee believes that the expanded peer group for such purposes is more meaningful and instructive. Shares that do not vest, due to relative stockholder performance, will vest at the end of eight years assuming continued employment. Initial grants of restricted stock were made during fiscal year 1995, of which the first performance based vesting opportunity arose in April 1997 and the remaining shares are due to vest in April 2002. Additional grants of restricted stock were made during fiscal years 1998 and 1999 to certain key employees and executives.

     In connection with the extension of Marc P. Shore's employment agreement for a period of five years, and in order to adequately incentivize Mr. Shore for the duration of the employment term extension, the Committee granted Mr. Shore 60,000 restricted Shares and stock options to acquire 350,000 Shares.

  Bonus Plan

     In July 1995, the Shorewood Board approved the Bonus Plan, applicable to the Chief Executive Officer Marc P. Shore. Under the Bonus Plan, for each fiscal year of Shorewood through fiscal year 2003, Mr. Shore will be entitled to a graduated bonus (the "Performance Bonus") based upon a comparison of Shorewood's earnings from operations plus depreciation and amortization (the "Performance Measure") in that award year with the immediately preceding fiscal year. The size of the Performance Bonus, if any, is tied to the level of Shorewood's performance, as measured by the Performance Measure. The maximum Performance Bonus payable in respect of any award year under the Bonus Plan is $2.0 million. No bonus was payable under the terms of the Bonus Plan for 1996. For fiscal 1997, a bonus of approximately $1.2 million would have been earned, had Mr. Shore not voluntarily agreed to accept $450,000. For fiscal 1998, a bonus of $302,000 was earned by Mr. Shore. For fiscal 1999, a bonus of approximately $1.1 million was earned by Mr. Shore.

EMPLOYMENT AND CONSULTING AGREEMENTS

  Marc P. Shore

     Marc P. Shore, Shorewood's Chairman and Chief Executive Officer, and Shorewood entered into a new five-year employment agreement, effective as of May 3, 1998. The agreement granted Mr. Shore a signing bonus in the aggregate amount of $1.0 million, payable immediately in full but earned ratably over his five-year employment period, provided that Mr. Shore continues to be employed with Shorewood at the end of each such year. If a "change in control" of Shorewood, as defined in the agreement, occurs at any time during the last two years of the agreement, the term of the agreement will be automatically extended for an additional two years. If Mr. Shore's employment is terminated by Shorewood or Mr. Shore within two years after the occurrence of a "change in control" of Shorewood, as defined in the agreement, Mr. Shore would be entitled to a lump sum payment equal to 2.99 times his average annual compensation during the five calendar years preceding the year of the change in control. The agreement grants Mr. Shore an annual base salary of $800,000 per annum, subject to periodic increases at the discretion of the Shorewood Board. Mr. Shore's annual base salary is currently $800,000. Mr. Shore is also entitled to participate in the Bonus Plan, effective until 2003, pursuant to which he is eligible to receive performance bonuses of up to $2.0 million per covered year if certain pre-established thresholds are met. Mr. Shore earned a bonus of $1,093,000 under the Bonus Plan on account of fiscal year 1999. The agreement also authorizes Shorewood to grant Mr. Shore discretionary bonuses outside of the scope of the Bonus Plan. The agreement requires Shorewood to maintain term life insurance on the life of Mr. Shore and to carry supplemental disability insurance for his benefit. Simultaneously with the authorization of Mr. Shore's employment agreement by the Shorewood Board, Shorewood granted to Mr. Shore 60,000 shares of restricted stock and options to acquire 350,000 shares.

  Howard M. Liebman

     Shorewood and Howard M. Liebman entered into a new five-year employment agreement, effective as of May 3, 1998. If a "change in control" of Shorewood, as defined in the agreement, occurs at any time during the last two years of the agreement, the term of the agreement will be automatically extended for an additional two years. Pursuant to the employment agreement, Mr. Liebman is entitled to receive an annual base salary of $450,000, subject to periodic increases at the discretion of the Shorewood Board. Mr. Liebman's annual base salary is currently $450,000. The agreement provides that if Mr. Liebman's employment is terminated by Shorewood or Mr. Liebman within two years after the occurrence of a "change in control" of Shorewood, as defined in the agreement, Mr. Liebman would be entitled to receive a lump sum payment equal to 2.99 times his average annual compensation during the five calendar years preceding the year of the change of control. Simultaneously with the authorization of Mr. Liebman's employment agreement by the Shorewood Board, Shorewood granted to Mr. Liebman 35,000 shares of restricted stock and options to purchase 150,000 shares. Shorewood has also established a trust, pursuant to which income earned on the trust principal fund of $300,000 is accumulated for payment to Mr. Liebman upon his retirement from Shorewood, with the principal fund then being returned to Shorewood. However, the assets of the trust are subject to claims of creditors of Shorewood in the event of its insolvency. The trust declined in value by $1,585 in fiscal year 1999.

  Leonard J. Verebay

     In connection with the Queens Transaction, Leonard J. Verebay entered into a three-year employment agreement with Shorewood, expiring on December 31, 2001. The Agreement provides for a five-year consulting period following the expiration of the initial employment term. Under the agreement, Mr. Verebay is to be employed by Shorewood as an Executive Vice President at a salary of $500,000 per annum, subject to annual increases at the discretion of the Shorewood Board. Mr. Verebay is also entitled to participate, to the extent eligible, in Shorewood sponsored benefit plans to the same extent as similarly situated executives. During any consultancy period, Mr. Verebay would be entitled to receive a fee of $10,000 per annum and an automobile allowance as well as participation, to the extent eligible, in Shorewood's group family medical insurance plan. The agreement contains customary confidentiality, work-for-hire and non-competition covenants applicable for the duration of all applicable employment and consultancy periods. The agreement is subject to early termination by Shorewood in the case of the death or disability of Mr. Verebay or if he engages in certain types of "objectionable conduct" specified in the agreement. Mr. Verebay may terminate the agreement upon the occurrence of certain types of capital events and "change of control" transactions specified in the agreement.

  Eric Kaltman

     In connection with the Queens Transaction, Eric Kaltman entered into a three-year employment agreement with Shorewood to be employed as an Executive Vice President of Shorewood, which agreement is substantially identical to the agreement between Shorewood and Mr. Verebay, as described above.

  Virginia A. Kamsky

     KAI, of which Virginia A. Kamsky (a director of Shorewood) is the founder, chief executive officer, chairman and principal stockholder, has been advising Shorewood for approximately three years in connection with the China Business, pursuant to the terms of the KAI Consulting Agreement. Shorewood pays KAI a consulting fee of $25,000 per month under the KAI Consulting Agreement. Additionally, under the terms of the Profit Participation Agreement, KAI is entitled to receive up to 5% of Shorewood's allocable share (presently 55%) of any "net profits" -- as defined in the agreement -- generated from the Profit Participation. Transfer of the Profit Participation is subject to a right of first refusal in favor of Shorewood. KAI may put its Profit Participation rights to Shorewood at any time after three years from the production of the China Business' first commercial product at the then fair market value of such interest, as determined by a mutually agreeable third-party appraiser. Under the terms of the Profit Participation Agreement, Shorewood is required to exert its reasonable best efforts to cause Ms. Kamsky to be elected to the Shorewood Board or other governing body of the operating entity which manages the China Business.

  R. Timothy O'Donnell

     From time to time, Jefferson Capital serves as a compensated financial advisor to Shorewood in connection with various matters. Jefferson Capital is presently serving as a co-financial advisor to Shorewood in connection with the Chesapeake Offer, the Consent Solicitation and related matters (see Items 3 and 5 of the Schedule 14D-9). R. Timothy O'Donnell, a member of the Shorewood Board, is the President and principal stockholder of Jefferson Capital.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1.     Letter to Stockholders from Marc P. Shore dated December 16,
          1999.
   2.     Opinion of Bear, Stearns & Co. Inc. dated December 15, 1999.
   3.     Press Release issued by Shorewood on December 16, 1999.
   4.     Article Four, Part II Section 4 of Shorewood's Certificate
          of Incorporation, as amended to date.
   5.     Article VII of Shorewood's By-laws, as amended to date.
   6.     Shorewood Packaging Corporation 1995 Performance Bonus Plan.
   7.     Shorewood Packaging Corporation 1993 Incentive Program, as
          amended May 4, 1995.
   8.     Rights Agreement, dated as of June 12, 1995, between
          Shorewood and The Bank of New York, as Rights Agent.
   9.     Amended and Restated Employment Agreement effective as of
          May 3, 1998 between Shorewood and Howard M. Liebman.
  10.     Amended and Restated Employment Agreement effective as of
          May 3, 1998 between Shorewood and Marc P. Shore.
  11.     Shorewood Packaging Corporation Employee Non-Qualified Stock
          Option Agreement dated as of April 17, 1997 between
          Shorewood and Marc P. Shore.
  12.     Employment Agreement between Shorewood and Leonard Verebay dated as of October 30, 1998.
  13.     Employment Agreement between Shorewood and Eric Kaltman
          dated as of October 30, 1998.
  14.     Consulting Agreement dated January 1, 1996 between Shorewood and Kamsky Associates, Inc.
  15.     Shorewood Packaging Corporation Non-Qualified Stock Option
          Agreement dated as of October 30, 1998 between Shorewood and
          Jefferson Capital Group, Ltd.
  16.     Form of Trust Agreement.
  17.     Shorewood Employee Severance Plan.
  18.     Stockholders and Registration Rights Agreement dated as of
          October 30, 1998 among Shorewood, Leonard Verebay and Eric
          Kaltman.
  19.     Complaint in Chesapeake Corporation and Sheffield, Inc. v.
          Shorewood Packaging Corporation, filed in the Court of
          Chancery of the State of Delaware on December 3, 1999.
  20.     Complaint in Chesapeake Corporation and Sheffield, Inc. v.
          Shorewood Packaging Corporation, filed in the U.S. District
          Court for the District of Delaware on December 3, 1999.
  21.     Answer, Affirmative Defenses and Counterclaim of Defendants
          in Chesapeake Corporation and Sheffield, Inc. v. Shorewood
          Corporation, filed in the Court of Chancery of the State of
          Delaware on December 16, 1999.
  22.     Answer and Counterclaim in Chesapeake Corporation and
          Sheffield, Inc. v. Shorewood Corporation, filed in the
          United States District Court for the District of Delaware on
          December 16, 1999.